InterContinental Hotels Group PLC
Half Year Results to 30 June 2024

IHG® HOTELS & RESORTS

6 August 2024

> ***Strong performance with operating profit from reportable segments +12% and Adjusted EPS +12%; record signings; on track to return over $1bn to shareholders; confident in long-term growth drivers***

	2024	2023	% change	Underlying[1] % change
REPORTABLE SEGMENTS[1]:				
Revenue[1]	$1,108m	$1,031m	+7%	+8%
Revenue from fee business[1]	$850m	$799m	+6%	+7%
Operating profit[1]	$535m	$479m	+12%	+12%
Fee margin[1]	60.6%	58.8%	+1.8%pts	
Adjusted EPS[1]	203.9¢	182.7¢	+12%	
GROUP RESULTS:				
Total revenue	$2,322m	$2,226m	+4%	
Operating profit	$525m	$584m	(10)%	
Basic EPS	212.5¢	265.3¢	(20)%	
Interim dividend per share	53.2¢	48.3¢	+10%	
Net debt[1]	$2,782m	$2,270m	+23%	

[1.] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Trading and revenue

- H1 Global RevPAR[1] +3.0% (Q2 +3.2%), Americas +1.7% (Q2 +3.3%), EMEAA +7.5% (Q2 +6.3%) and Greater China -2.6% (Q2 -7.0%); US RevPAR positive from April, and +2.5% for Q2
- Average daily rate +2.0%, occupancy +0.6%pts
- Total gross revenue[1] $16.1bn, +6%

System size and pipeline

- Gross system growth +4.9% YOY; net system growth +3.2% YOY
- Opened 18.0k rooms (126 hotels) in H1; global estate of 955k rooms (6,430 hotels)
- Signed 57.1k rooms (384 hotels) in H1, +67% YOY in total (or +15% adjusting for Iberostar and NOVUM); global pipeline of 330k rooms (2,225 hotels), +15% YOY
- Opened 11.7k rooms (80 hotels) in Q2, representing good sequential improvement on 6.3k in Q1
- Signed 39.4k rooms (255 hotels) in Q2, compared to 17.7k in Q1; Q2 signings were up +123% YOY in total, or up +23% adjusting for Iberostar and NOVUM

Margin and profit

- Fee margin[1] 60.6%, up +1.8%pts driven by trading performance and new revenue from sale of loyalty points
- Operating profit from reportable segments[1] of $535m, up +12%, includes a $10m adverse currency impact
- Reported operating profit of $525m includes System Fund and reimbursables loss of $10m (2023: $87m profit) driven by planned reduction of prior System Fund surplus, and $nil exceptional items (2023: $18m exceptional profit)
- Adjusted EPS[1] of 203.9¢, up +12%, includes increased adjusted interest expense[1] of $79m (2023: $58m), an adjusted tax[1] rate of 27% (2023: 25%) and a 5.6% reduction in the weighted average number of ordinary shares

Cash flow and net debt

- Net cash from operating activities of $162m (2023: $315m) and adjusted free cash flow[1] of $132m (2023: $277m), with the decrease driven by planned reduction of prior System Fund surplus
- Net debt increase of $510m since start of the year, driven by $539m of shareholder returns through dividend payments and share buybacks; $3m foreign exchange adverse impact on net debt
- Trailing 12-month adjusted EBITDA[1] of $1,140m, +14% YOY; net debt:adjusted EBITDA ratio of 2.4x

Shareholder returns

- $800m share buyback programme for 2024 was 47% completed as at 30 June
- Interim dividend +10% to 53.2¢; together with buybacks, on track to return over $1bn to shareholders in 2024

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"With thanks to our teams around the world, we are making great progress on the delivery of our strategic priorities and the clear framework to drive future value creation that we set out in February. RevPAR growth accelerated in the latest quarter, reflecting a strong US rebound in Q2 and the breadth of our global footprint, and development activity continues to increase. Together with system growth, notable margin expansion and the benefit of returning surplus capital through buybacks, adjusted EPS growth was +12%.

We celebrated 126 hotel openings in the half and the signing of a record-breaking 384 properties, equivalent to more than two a day. These included the first six openings and 118 signings from the NOVUM Hospitality agreement, which doubles our presence in the important and attractive German market. After growth of +7% in Q1, a very busy Q2 saw +23% more signings year-on-year or a more than doubling when including NOVUM, and this keeps us on track for net system size growth expectations.

We continue to strengthen our enterprise to position IHG as first choice for guests and owners, further improving and growing our brands, driving loyalty contribution, rolling out new hotel technology and increasing our ancillary fee streams. Our cash generation and strong balance sheet continue to support further investment in growth, and we are confident in capitalising on our scale, leading positions and the attractive, long-term demand drivers for our markets."

For further information, please contact:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                       Joe Simpson (+44 (0)7976 862 072)
Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Presentation for analysts and institutional shareholders:
A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, Michael Glover, Chief Financial Officer, and Heather Balsley, Chief Commercial & Marketing Officer, will be available from 7:00am (London time) today, 6 August 2024, and can be accessed at www.ihgplc.com/en/investors/results-and-presentations (pre-registration required).

A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via www.ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to use the following dial-in details for a Q&A facility:

UK: 020 3936 2999
US: 646 787 9445
Other international: click here
Passcode   800930

An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on www.ihgplc.com/en/investors/results-and-presentations from 7:00am (London time) on 6 August 2024.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,400 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

- **Luxury & Lifestyle:** Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
- **Premium:** voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
- **Essentials:** Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
- **Suites:** Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
- **Exclusive Partners:** Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

IHG's strategic priorities

As set out in detail in February 2024, we evolved key elements of our strategy in order to further strengthen IHG's ability to drive growth. These build on investments in recent years to our brand portfolio, IHG One Rewards and our wider enterprise. Our purpose of True Hospitality for Good remains at the heart of our brands and culture and is unchanged, but our ambition as an organisation was simplified to focus on what is central to accelerating growth: being the hotel company of choice for guests and owners. The evolved pillars of our strategy are as follows:

- **Relentless Focus on Growth:** a targeted approach to expanding our brands in high-value and growth markets
- **Brands Guests and Owners Love:** our explicit intention to deliver for both groups, every time
- **Leading Commercial Engine:** investment in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams
- **Care for our People, Communities and Planet:** a focus aligned to our 2030 Journey to Tomorrow commitments

Together, our strategic pillars push the limits of what we've built, driving us further and faster towards realising our potential in a sustainable and responsible way. Over the long term, with disciplined execution, our strategy creates value for all our stakeholders and delivers growth in cash flows and profits, which can be reinvested in our business and returned to shareholders, and reflects how IHG delivers on our growth algorithm and investment case.

Delivering value creation over the medium to long term

IHG's growth algorithm:
Building on our strong track record of driving growth and shareholder returns, in February 2024 IHG set out a clear framework for value creation over the medium to long term:

- high-single digit percentage growth in fee revenue annually on average over the medium to long term, driven by the combination of RevPAR growth and net system size growth;
- 100-150bps annual improvement in fee margin on average over the medium to long term from operational leverage;
- ~100% conversion of adjusted earnings into adjusted free cash flow, on average over the medium to long term;
- sustainably growing the ordinary dividend;
- returning additional capital to shareholders, such as through regular share buyback programmes, further enhancing EPS growth; and
- the opportunity for compound growth in adjusted EPS of +12-15% annually on average over the medium to long term, driven by the combination of the above and including the assumption of ongoing share buybacks.

IHG's total fee revenue growth is driven by the combination of RevPAR and net system size growth. Positive operational leverage is expected to drive 100-150bps annual improvement in fee margin as revenue growth is expected to grow faster than the increase in our cost base. Additional drivers of this include structural shifts over time such as a growing proportion of franchising and increasing scale efficiencies in EMEAA and Greater China.

In addition to fee margin progress from operational leverage, IHG is actively developing further opportunities to drive fee margin over the longer term. These will include ongoing cost base efficiency and effectiveness initiatives, and the expansion of ancillary fee streams including driving additional growth from loyalty point sales and co-brand credit cards.

Progress on our growth algorithm so far in 2024:
IHG made strong progress in the first half on all components of our growth algorithm:

- +6.4% growth in fee revenue;
- +180bps expansion in fee margin;
- reflecting our ambition to sustainably grow the ordinary dividend payable to shareholders, the interim dividend for 2024 is increased by +10%, a growth rate consistent with that delivered for each of the last two years;
- additional capital returned to shareholders with this year's $800m share buyback programme 47% completed as at the half year balance sheet date; and
- +12% growth in adjusted EPS through the combination of the above.

Regarding fee margin expansion in the first half of the year, around 130bps was driven by operational leverage as fee revenue growth of 6% exceeded fee business cost growth of 1%. In addition, our fee margin was further expanded by around 50bps from a portion of the revenue from the sale of certain loyalty points (together with certain other ancillary revenues) now being reported within IHG's results from reportable segments, whereas previously these were within the System Fund. The changes to System Fund arrangements are described in further detail below.

Cash conversion was lower in the first half of 2024 than 2023, driven by the planned reduction of the prior System Fund surplus. The latter, together with increased growth investment in key money capital expenditure, is expected to result in lower than average conversion for the full year. The typical ~100% conversion that IHG has historically achieved is expected to resume in the future.

For the full year, the percentage increase in the adjusted interest expense is expected to be less pronounced than it was for the first half. The adjusted effective tax rate is expected to be around one percentage point lower than 2023 rather than two percentage points higher as it was for the first half. As a result, adjusted EPS growth is expected to be higher than the growth in operating profit from reportable segments, and in line with current consensus expectations.

Summary of system size and pipeline progress

Openings and signings progress to date in 2024 reflects the strength of IHG's brand portfolio and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:

- Global system of 955k rooms (6,430 hotels) at 30 June 2024, weighted 66% across midscale segments and 34% across upscale and luxury
- Gross growth +4.9% YOY, with 18.0k rooms (126 hotels) opened in H1, representing a 14% decrease on H1 2023, or a 4% decrease when adjusting[1] for Iberostar hotels and NOVUM conversions added to IHG's system; Q2 openings of 11.7k rooms (80 hotels), a 7% decrease in total or 12% on the adjusted[1] basis, but sequentially up from Q1's 6.3k
- Removal of 9.3k rooms (59 hotels) in H1; removal rate of 1.7% over last 12 months, broadly in line with the historical average underlying rate
- Net system size growth +3.2% YOY, or +2.9% adjusting[1] for Iberostar and NOVUM
- Signed 57.1k rooms (384 hotels) in H1, +67% more than prior year, or +15% when adjusting[1] for Iberostar hotels and NOVUM conversions added to IHG's pipeline; Q2 signings of 39.4k rooms (255 hotels), a +123% increase in total or +23% on the adjusted[1] basis, and sequentially up from Q1's 17.7k
- Signings mix drives pipeline to a weighting of 55% across midscale segments and 45% across upscale and luxury, which over the coming years will continue to drive a more balanced system mix and fee stream
- Strong conversions growth, representing 41% of openings and 55% of signings (or 37% and 35% respectively, adjusting[1] for NOVUM conversions); conversion signings rose to 219 hotels in H1 2024 (H1 2023: 87) and new-build signings rose to 164 (H1 2023: 152)
- Global pipeline of 330k rooms (2,225 hotels), representing 35% of current system size and growth of +15% YOY
- More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in H1 2024 and total closing position (rooms):

	System						Pipeline	
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total
Group	**17,966**	**(9,333)**	**8,633**	**954,836**	**+0.9%**	**+3.2%**	**57,107**	**329,565**
Americas	6,869	(4,933)	1,936	521,530	+0.4%	+1.0%	10,175	109,711
EMEAA	4,426	(2,643)	1,783	249,050	+0.7%	+4.1%	31,888	107,354
Greater China	6,671	(1,757)	4,914	184,256	+2.7%	+8.6%	15,044	112,500

[1.] Adjusted growth rates exclude Iberostar openings in H1 2024 of 216 (Q2 2024: 216) and H1 2023 of 3,674 (Q2 2023: 955), Iberostar signings in H1 2024 of 216 (Q2 2024: 216), NOVUM openings in H1 2024 of 1,159 (Q2 2024: 1,159), and NOVUM signings in H1 2024 related to the initial agreement of 17,538 (Q2: 17,538).

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Key trends in recent trading

In the Americas, H1 RevPAR was +1.7%, with occupancy flat year-on-year and rate +1.7%. Trading improved from Q1 when RevPAR was down -0.3% with an adverse impact from the timing of Easter that led to lower demand in late March, including for Business travel. This was followed by higher demand in April which, along with more normalised growth in the two subsequent months, resulted in Q2 RevPAR of +3.3%. US RevPAR was +2.5% in Q2, and in aggregate across Canada, Latin America and the Caribbean RevPAR was +9.4%.

For EMEAA, H1 RevPAR grew +7.5%, with occupancy +2.5%pts and rate +3.5% higher. Trading in Q1 saw RevPAR +8.9%, which was followed by +6.3% in Q2 as strong demand continued despite normalising across this diverse region as more countries exceeded pre-Covid levels of performance. By major geographic sub-markets, H1 RevPAR ranged from: +15.3% in Japan, to +7.1% in Australia, and +15.4% in aggregate across other Asia and Pacific markets (excluding Greater China); and was +9.2% in the Middle East, +4.8% in Continental Europe and +2.5% in the UK. The breadth of range in performance primarily reflects the differing stages of recovery already achieved this time last year.

In Greater China, H1 RevPAR was -2.6%, with occupancy -0.3%pts and rate -2.1% lower. Q1 RevPAR of +2.5% was followed by -7.0% in Q2 as comparatives became sequentially tougher due to timing of resurgent domestic demand last year after the lifting of travel restrictions. This year the industry has experienced shifting patterns of demand mix, including an expansion of outbound Leisure travel to other markets, particularly elsewhere in Asia Pacific as seen benefiting demand in our EMEAA region. Comparatives become further sequentially tougher in Q3, with that quarter in 2023 marking when RevPAR first exceeded 2019 levels; comparatives then ease in Q4. In the short term, RevPAR growth will therefore reflect how trading patterns are still to fully normalise on a post-Covid basis. Looking beyond, industry forecasts continue to expect highly attractive growth in the region. We are also encouraged by the continued supportive government policies towards travel & tourism, infrastructure investment and economic development, which is also reflected in our strong openings and signings which in H1 were up +49% and +38% year-on-year, respectively.

Trends by guest stay occasion in the first half of 2024 saw our global Leisure rooms revenue on a comparable hotel basis grow year-on-year by +4% (+4% room nights, 0% rate), Business by +1% (-1% room nights, +3% rate) and Groups by +7% (+2% room nights, +5% rate). This builds further on the already fully completed recovery for all stay occasions in 2023 as our total global rooms revenue was +33% ahead of 2019 levels for Leisure, +3% ahead for Business, and Groups was -5% lower but improved to a positive position by the final quarter of the year.

Strategic and operational highlights to date in 2024

Agreement with NOVUM Hospitality that doubles IHG's presence in Germany

- As part of IHG's ongoing pursuit of system growth through conversion opportunities, in April 2024 we announced 108 open hotels (15.3k rooms) operated by NOVUM Hospitality and 11 hotels under development (2.4k rooms) are expected to join IHG's system between 2024 and 2028. Conversion of the open hotels has already begun with the first six hotels joining our system in Q2. For the full year, approximately 50 hotels (~8k rooms) are expected to convert to IHG brands, adding approximately +0.8% to this year's system growth. The total 119 hotels (17.7k rooms) would increase IHG's global system size by up to +1.9% over the coming years. 52 of the hotels will join through a collaboration between Holiday Inn and 'the niu', NOVUM Hospitality's stylish, flagship upper midscale brand. 56 hotels will convert to Garner and 11 to Candlewood Suites, representing European debuts for these two brands.

- Germany is one of Europe's largest hotel markets, with strong domestic consumption and inbound travel, and is also one of the largest sources of international outbound travellers globally. NOVUM Hospitality will adopt IHG brands and systems for this entire portfolio, becoming one of IHG's largest franchisees globally, with access to IHG's powerful commercial engine and technology platforms to drive hotel performance, efficient hotel operations and customer experience. The agreement includes an exclusivity arrangement for future NOVUM Hospitality hotels to join IHG's system, and the first signing in addition to the 119 in the initial agreement has already been achieved.

Other brand development, opening and signing highlights:

- **Garner momentum.** Our new midscale conversion brand was franchise-ready in the US in September 2023, and achieved its first two openings within three months. In addition to 55 hotels added to the pipeline through the NOVUM Hospitality agreement (with the remaining one of the 56 expected to be added in the second half of the year), there were 21 other signings in H1 2024 across the US, the UK, Japan and Turkey. Trading performance and guest satisfaction at open hotels is encouraging and supporting future development activity. IHG expects the growth potential of Garner to reach more than 500 hotels over the next 10 years and 1,000 hotels over the next 20 years.

- **Iberostar exclusive partnership progress.** We continue to integrate the Iberostar Beachfront Resorts brand and properties into our systems and leverage IHG's powerful commercial engine. Contribution from IHG One Rewards members to Iberostar is growing and direct channel bookings continue to ramp up. Of the up to 70 hotels originally targeted to join IHG's system, 50 have so far done so, with ongoing progress on the remainder. In addition, we are jointly working on several new Iberostar Beachfront properties. The first non-beachfront property that was formerly an Iberostar hotel has converted to a Kimpton in the Dominican Republic, with a further to follow in New York.

- **Other newer brands all growing.** The seven other brands launched or acquired in recent years (Regent, Six Senses, Kimpton, Vignette Collection, voco, avid and Atwell Suites) are 5% of current system size and 15% of the pipeline. 51 hotels were signed across these brands in H1 2024, representing another strong period of development.

- **Established brands powering ahead.** InterContinental, Hotel Indigo, HUALUXE, Crowne Plaza, EVEN, Holiday Inn, Holiday Inn Express, Staybridge Suites and Candlewood Suites each have pipelines representing at least 20% of current system size. Across these nine brands, there were 256 signings in H1 2024, compared to 177 a year ago. Reflecting continuous investment in our portfolio, this year we are rolling out a new visual identity for Holiday Inn and have seen rapid owner adoption of its upgraded breakfast buffet service, which is delivering outperformance in key guest metrics and lower labour costs. This service will become a brand standard in 2025. More flexible formats developed for our Staybridge and Candlewood brands have also contributed to ~40% growth in signings in H1.

- **Luxury & Lifestyle expansion.** Our six brands in this higher fee per key segment represent 14% of current system size (517 properties, 130k rooms) and 20% of our pipeline (365 properties, 67k rooms), with the pipeline representing 70% growth in the number of properties and 50% for the number of rooms. Following strong development performances in 2023, there were a further 30 Luxury & Lifestyle hotels signed in H1 2024. Regent now has 22 open and pipeline hotels and is on track against our long-term ambition to have over 40 hotels in key global gateway city and resort locations. Six Senses opened two more hotels – La Sagesse, Grenada and Kyoto, Japan – and now has 67 open and pipeline properties, double the number at the time of its acquisition in 2019. Our InterContinental brand, currently executing an exciting brand elevation, added four openings and four signings in the half, taking its system and pipeline to 224 and 99 respectively, and reflecting the strong future growth opportunity still to come.

- **Record conversion activity.** Signings in H1 2024 included 219 conversions to IHG brands, with 118 of these from the initial NOVUM Hospitality agreement. This compares to 87 a year ago. Conversions represented 41% of all rooms opened in H1 and 55% of all signings (or 37% and 35%, respectively, adjusting for NOVUM).

- **Further international expansion.** IHG brands are already in over 100 countries. In H1 2024, there were seven more debuts to a new country for individual IHG brands. Moreover, in Greater China we have 741 open hotels and 544 more in the pipeline, and are preparing to make more IHG brands available for development on top of the 12 already operating and growing strongly there. In other notable high growth markets, India has 46 open and 55 pipeline hotels, 43 and 44 in the Kingdom of Saudi Arabia, and 248 and 139 across Asia Pacific (excluding China).

Changes to System Fund arrangements to improve hotel owner economics and to increase the ancillary fee streams reported by IHG

Given the highly successful growth and development of the IHG One Rewards loyalty programme, IHG established new terms that govern loyalty assessment fees owners pay into the System Fund ('the Fund') and the sharing arrangements for ancillary fee streams such as those related to the sale of loyalty points. Announced in May but with the changes applied as from 1 January 2024, IHG and the IHG Owners Association worked together to ensure that the overall capacity and effectiveness of the Fund to invest and spend on behalf of all IHG system hotels remains strong.

The System Fund is managed for the benefit of hotels in the IHG system, and not to a profit or loss for IHG over the longer term. System Fund revenues in 2023 totalled $1,564m, +27% more than five years earlier. At the end of 2023, the System Fund was in cumulative surplus, reflecting its growth and scale, the strength of funding arrangements and efficiencies being achieved.

Following a review of IHG's owner charges, IHG lowered its standard loyalty assessment fee owners pay into the Fund. Amid other owner benefits, IHG has increased certain Reward Night reimbursements owners receive back out of the Fund when points are redeemed for stays, which additionally improves owner economics.

Historically, the Fund received a growing stream of ancillary revenues such as those from the sale of IHG One Rewards loyalty points to consumers. IHG previously allowed the full revenue generated on the sale of loyalty points to be included in the System Fund. A portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, is now being reported within IHG's results from reportable segments. From 1 January 2024, initially 50% of this is now reported within IHG, which is estimated to deliver approximately $25m incrementally to revenue and operating profit from reportable segments for the 2024 financial year. This is expected to double in 2025 when 100% will be reported as part of IHG's reportable segments. There is also expected to be further growth in future years as the number of points sold continues to grow, and due to the ramp-up effect of the IFRS 15 accounting standard which defers revenue recognition until consumption of the points previously sold.

As previously set out within our update on strategic priorities in February 2024, IHG is actively developing opportunities to grow our ancillary fee streams. These also enhance fee margin, and are in addition to the 100-150bps annual improvement in fee margin on average over the medium to long term expected through operational leverage.

IHG's hotel owners benefit from the substantial scale and efficiency of the System Fund and will continue to do so as it further grows and as the overall enterprise achieves new levels of strength. There have been no changes to the Marketing & Reservation fee that owners pay into the Fund. Expenditure by the Fund on marketing in 2023 totalled $498m, +17% higher than five years earlier. As IHG's RevPAR and system size continues to grow in the future, so too will System Fund capacity.

IHG's highly advantaged technology systems continue to drive further improvements in owner returns

- **Guest Reservation System (GRS).** The benefits to owners of IHG's GRS are central to maximising choice and value. The up-sell of unique room attributes such as room size and views was made available in over 6,000 hotels last year. Over 25% of guests are seeing an up-sell offer at some point in their booking journey and these are driving an average nightly room revenue increase of ~$20 across our Essentials and Suites brands and ~$40 for Luxury & Lifestyle. As part of the booking flow, our GRS capabilities also enable more effective cross-sell of guest-stay extras such as F&B credits, lounge access, additional in-room welcome amenities and parking.

- **Revenue Management System (RMS).** IHG's new RMS extends our focus to provide best-in-class cloud-based platforms. The system incorporates leading data science and forecasting tools to deliver advanced insights and recommendations to owners as part of our enhanced revenue management services. The rapid rollout had reached ~1,700 hotels by the end of June, covering all regions, sub-regions and brands, and is targeting ~4,000 hotels by the end of 2024, with the remainder in 2025. Initial results from pilots show encouraging levels of revenue uplift and 90%+ user recommendation rates.

- **Property Management System (PMS).** This year we have also begun work on our next-generation PMS to create even greater value for owners, with a cloud-based, above-property approach utilising the latest technology and enabling the deployment of fast, efficient enhancements. A single platform has already been selected for Greater China and deployed to over 300 hotels, and we continue to scale our pilots in the Americas and EMEAA.

Other highlights driving commercial success:

- **Guest satisfaction highs.** Guest Satisfaction Index, which measures our outperformance against peers, was maintained at four-year highs in 2023, and to-date in 2024 our 'Guest Love' scores have trended up further year-on-year globally and in each region. Three years on from our Holiday Inn and Crowne Plaza property reviews and subsequent quality and consistency improvements, guest satisfaction scores, loyalty contribution and enterprise contribution are up strongly. The 96 renovations currently in progress will increase the proportion of our Americas estate that is new or recently refurbished to over 70% for Holiday Inn and around 75% for Crowne Plaza.

- **Loyalty growth.** Our IHG One Rewards programme already stands at over 130 million members and enrolments in H1 2024 grew by +10% YOY. Loyalty members typically spend approximately 20% more in hotels than non-members and are around ten times more likely to book direct. Reward Nights grew by around +15% YOY, demonstrating strong member engagement and driving increased owners returns, particularly through Reward Night dynamic pricing which helps increase demand in lower occupancy periods. On-property loyalty training and enhanced tools are driving higher enrolment efficiency and member recognition at highly engaged hotels. Loyalty penetration has further increased, with members now responsible for over 60% of room nights globally in 2024, up more than 10%pts on the penetration rate prior to the 2022 refresh of the programme.

- **Co-brand credit cards driving further loyalty contribution and revenue.** Amplifying loyalty, co-brand credit card holders stay even more frequently and spend even more in IHG hotels. In 2023, following the update of US card products alongside the relaunch of the loyalty programme in the prior year, new account activations reached record levels and there was also double-digit percentage growth in total card spend. In 2024, strong performance has continued across account activations and card spend. Our work continues to evaluate the opportunities to grow this important ancillary fee stream further in the future in the US and to also assess the potential of other targeted country markets.

- **Mobile channels growing strongly and driving IHG's enterprise contribution to 80%.** The IHG mobile app and other mobile channels account for 58% of all digital bookings, and the rapid growth across IHG's direct digital booking channels means over 25% of total room revenue across the whole enterprise system are generated by these digital channels. App downloads increased over +30% YOY in H1 and revenue increased over +20%. We have also partnered with Google to pilot a conversational GenAI-powered experience to help users in their app-based trip planning process. The percentage of room revenue booked through IHG-managed channels and sources has now reached 80% for the first time, delivering IHG hotel owners with higher-value revenue at a lower cost of acquisition and underlining the attractiveness and proven success of our enterprise system.

- **Delivering owner savings across design & build, operate and renovate.** Localised supply chains are being developed in key growth markets to support the growth of our Essentials and Suites brands. In the US and Canada, pilots with new heat pump suppliers are driving equipment savings of ~8% and boosting energy efficiency. As we expand more procurement services to more markets in EMEAA, centralised supplier pricing is now available for all hotels in France and delivering ~7% savings on non-food consumables, and food procurement services recently expanded to hotels in Thailand and delivering ~10% savings. In Greater China, our new WeChat mobile ecommerce platform for construction materials now has over 200 suppliers for 8,000+ SKUs, up +15% on Q1 alone.

Notable developments in support of our communities and planet

- **New global partnership with Action Against Hunger.** A key focus in our Journey to Tomorrow responsible business plan is a pledge to improve the lives of 30 million people around the world by 2030 through skills training, disaster response and helping tackle food poverty. In August 2024 we announced a new partnership between IHG Hotels & Resorts and Action Against Hunger, one of the largest NGOs working to combat hunger. IHG will support their lifesaving screen, treat and sustain community outreach programme designed to spot and tackle malnutrition, and we will use our scale to help grow awareness of this critical issue with our millions of guests across the globe, providing them with opportunities to donate. The collaboration will complement existing partnerships that IHG and our hotels already have in many local markets that together aim to strengthen the food system in a community – from providing training and tools to reduce food waste, to diverting surplus food to those in need.

- **Launch of Low Carbon Pioneers programme.** In July 2024 we introduced our Low Carbon Pioneers programme, the first community of its kind in our industry that brings together energy-efficient hotels that have no fossil fuels combusted on-site and are backed by renewable energy. This group of low operational carbon hotels will help IHG test, learn and share findings on sustainability measures. The ambition is to inspire other properties to join the programme and also help encourage wider adoption of carbon reduction practices across IHG's estate. Low Carbon Pioneer hotels will feature advanced sustainable solutions such as high-efficiency heat pumps for heating and hot water generation, as well as fully electric kitchens. Each property will also have an operational sustainability certification recognised by the Global Sustainable Tourism Council, such as Green Key, or a sustainable building certification, such as LEED, BREEAM or EDGE. To track and measure their energy data, Low Carbon Pioneer hotels will use IHG's Green Engage environmental platform, along with every hotel in IHG's system.

Capital allocation: growing the ordinary dividend and returning surplus capital through buybacks

IHG's asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet.

IHG's perspectives on the uses of cash generated by the business remain unchanged: ensuring we invest in the business to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

IHG typically pays dividends weighted approximately one-third to the interim and two-thirds to the final payment. The total dividend for 2023 was 152.3¢, an increase of +10% on the prior year. The interim dividend for 2024 will increase by a further +10% to 53.2¢. The ex-dividend date is Thursday 29 August 2024 (Friday 30 August 2024 for ADRs) and the record date is Friday 30 August 2024. The interim dividend will be paid on Thursday 3 October 2024, resulting in a cash outflow of approximately $85m. Total dividends paid to shareholders in 2024 will amount to approximately $255m.

At the time of reporting our 2023 full year results on 20 February 2024, IHG announced a new $800m share buyback programme to return surplus capital to shareholders in 2024. This follows the $750m programme in 2023 and the $500m programme announced in 2022 which already reduced the total number of voting rights in the Company by 6.1% and 5.0%, respectively. The 2024 programme up to the 30 June 2024 balance sheet date was 47% complete with $373m (£295m) having been cumulatively spent to repurchase 3.7 million shares. The 2024 programme to that date had therefore reduced the total number of voting rights in the Company by a further 2.2% to 161.6 million.

IHG's 2024 share buyback programme and ordinary dividend payments are therefore expected to return over $1bn to shareholders during the year. This is equivalent to 7.1% of IHG's $14.9bn (£11.7bn) market capitalisation at the start of 2024, and 7.0% of IHG's most recent $15.1bn (£11.8bn) market capitalisation.

IHG's net debt:adjusted EBITDA ratio was 2.1x at 31 December 2023 and 2.4x at 30 June 2024. With trailing 12-month adjusted EBITDA[1] of $1,140m, completing the current buyback programme to return $800m of surplus capital to shareholders would increase pro forma leverage by a further 0.4x to 2.8x. On a prospective basis, given analyst consensus expectations for growth in EBITDA and cash generation for the second half of the year, leverage continues to be expected to be around the lower end of our target range of 2.5-3.0x at 31 December 2024.

The Board expects IHG's business model to continue its strong track record of generating substantial capacity to support our investment plans that drive growth, to fund a sustainably growing ordinary dividend, and to routinely return surplus capital to our shareholders.

[1.] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Summary of financial performance

INCOME STATEMENT SUMMARY

	6 months ended 30 June		
	2024 **$m**	2023 $m	% change
Revenue			
Americas	**561**	537	4.5
EMEAA	**347**	309	12.3
Greater China	**77**	74	4.1
Central	**123**	111	10.8
Revenue from reportable segments[a]	**1,108**	1,031	7.5
System Fund and reimbursable revenues[b]	**1,214**	1,195	1.6
Total revenue	**2,322**	2,226	4.3
Operating profit			
Americas	**413**	394	4.8
EMEAA	**119**	89	33.7
Greater China	**43**	43	-
Central	**(40)**	(47)	(14.9)
Operating profit from reportable segments[a]	**535**	479	11.7
Analysed as:			
Fee business	*517*	*470*	*10.0*
Owned, leased and managed lease	*21*	*12*	*75.0*
Insurance activities	*(3)*	*(3)*	*-*
System Fund and reimbursable result	**(10)**	87	NM[d]
Operating profit before exceptional items	**525**	566	(7.2)
Operating exceptional items	**-**	18	NM[d]
Operating profit	**525**	584	(10.1)
Net financial expenses	**(52)**	(16)	NM[d]
Analysed as:			
Adjusted interest expense[a]	*(79)*	*(58)*	*36.2*
System Fund interest	*26*	*19*	*36.8*
Foreign exchange gains	*1*	*23*	*(95.7)*
Fair value losses on contingent purchase consideration	**(1)**	(1)	-
Profit before tax	**472**	567	(16.8)
Tax	**(125)**	(108)	15.7
Analysed as;			
Adjusted tax[a]	*(123)*	*(105)*	*17.1*
Tax attributable to System Fund	*(2)*	*(1)*	*NM[d]*
Tax on foreign exchange gains	*-*	*2*	*NM[d]*
Tax on exceptional items	*-*	*(4)*	*NM[d]*
Profit for the year	**347**	459	(24.4)
Adjusted earnings[c]	**333**	316	5.4
Basic weighted average number of ordinary shares (millions)	**163.3**	173.0	(5.6)
Earnings per ordinary share			
Basic	**212.5¢**	265.3¢	(19.9)
Adjusted[a]	**203.9¢**	182.7¢	11.6
Dividend per share	**53.2¢**	48.3¢	10.1
Average US dollar to sterling exchange rate	**$1: £0.79**	$1: £0.81	(2.5)

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b. 2023 has been re-presented to combine System Fund and reimbursables.
c. Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.
d. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Revenue

Global RevPAR improved from +2.6% in the first quarter to +3.2% in the second quarter and +3.0% in the first half, reflecting the continued strength in travel demand and our globally diverse footprint. Our other key driver of revenue, net system size, increased by 3.2% year-on-year to 954,836 rooms.

Total revenue increased by $96m (4.3%) to $2,322m, including a $19m increase in System Fund and reimbursable revenues. Revenue from reportable segments[a] increased by $77m (7.5%) to $1,108m, driven by the improved trading conditions and system growth. Underlying revenue[a] increased by $81m (7.9%) to $1,104m, with underlying fee revenue[a] increasing by $53m (6.7%) to $846m. Owned, leased and managed lease revenue increased by $25m (11.3%) to $247m.

Operating profit and margin

Operating profit decreased by $59m from $584m to $525m, including an $18m decrease in operating exceptional items, and a $97m decrease in the reported System Fund and reimbursable result, from an $87m profit to a $10m loss.

Operating profit from reportable segments[a] increased by $56m (11.7%) to $535m, with fee business operating profit increasing by $47m (10.0%) to $517m, including an $8m (11.0%) increase in incentive management fees to $81m. Owned, leased and managed lease operating profit improved from $12m to $21m. Underlying operating profit[a] increased by $58m (12.3%) to $531m.

Fee margin[a] increased by 1.8 percentage points to 60.6%, benefitting from the improvement in trading and new revenue from the sale of loyalty points.

The impact of the movement in average USD exchange rates for 2023 compared to 2024 netted to a $6m impact on operating profit from reportable segments[a] when calculated as restating 2023 figures at 2024 exchange rates, but negatively impacted operating profit from reportable segments[a] by $10m when applying 2023 rates to 2024 figures.

If the average exchange rate during July 2024 had existed throughout the first half of 2024, the 2024 operating profit from reportable segments[a] would have been $2m lower.

System Fund and reimbursable result

The Group operates a System Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements and points purchased directly by members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels in the System.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's cash position and the Group's capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG record reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the six months to 30 June 2024, System Fund and reimbursable revenues increased $19m (1.6%) to $1,214m. The positive impact of continued strength in travel demand was partially offset by the changes to the System Fund arrangement that included a reduction in owner loyalty assessments and a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, that are now being reported within IHG's results from reportable segments.

The reported System Fund and reimbursable result declined to a $10m loss from an $87m profit, primarily due to the increased investments in marketing, loyalty, and commercial activities, combined with the aforementioned changes to the System Fund arrangement.

[a.] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Operating exceptional items

There are no operating exceptional items in the six months to 30 June 2024 (2023: $18m). 2023 comprised the Group's $18m share of profits from the InterContinental New York Barclay associate due to an increase in the fair value of the hotel which resulted in the reversal of an $18m liability recognised in 2022. Further information on exceptional items can be found in note 5 to the Interim Financial Statements.

Net financial expenses

Net financial expenses increased to $52m from $16m, including a reduction of $22m in foreign exchange gains. Adjusted interest[a], which excludes exceptional finance expenses and foreign exchange gains/losses and adds back interest attributable to the System Fund, increased by $21m to an expense of $79m. The increase in adjusted interest[a] was primarily driven by an increase in interest on bonds of $22m and interest attributable to the System Fund of $7m, partially offset by $14m increase in financial income.

Financial expenses include $58m (2023: $36m) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $15m (2023: $15m).

Fair value gains and losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent. The net loss of $1m (2023: $1m) is principally due to the impact of the time value of money. The total contingent purchase consideration liability at 30 June 2024 is $70m (31 December 2023: $69m).

Taxation

Adjusted tax has been calculated by applying a blended effective tax rate of 27% (2023: 25%). This blended effective rate represents the weighting of the annual tax rates of the Group's key territories using corporate income tax rates substantively enacted at 30 June 2024 to provide the best estimate for the full financial year. It is higher than the blended 2024 UK Corporation Tax rate of 25% due to the impact of unrelieved foreign taxes and other non-deductible expenses. Included within the tax charge for the six months to 30 June 2023 was a non-recurring deferred tax credit of $9m in respect of a law change in the Middle East, which represented a 2% benefit to the effective tax rate. Further information on tax can be found in note 6 to the Interim Financial Statements.

Earnings per share

The Group's basic earnings per ordinary share is 212.5¢ (2023: 265.3¢). Adjusted earnings per ordinary share[a] increased by 21.2¢ (11.6%) to 203.9¢.

Dividends and shareholder returns

The Board is declaring an interim dividend of 53.2¢, which represents a growth of 10% on the 48.3¢ interim dividend paid in 2023. The ex-dividend date for ordinary shares is Thursday 29 August 2024 and for American Depositary Shares the ex-dividend date is Friday 30 August 2024. The record date (for both ordinary shares and American Depositary Shares) is Friday 30 August 2024. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Thursday 12 September 2024, calculated based on the average of the market exchange rates for the three working days commencing 9 September 2024. The dividend will be paid on Thursday 3 October 2024, resulting in a cash outflow of around $85m. This will result in total dividends paid to shareholders in 2024 amounting to approximately $255m. A Dividend Reinvestment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip. The cut-off date and time for the receipt of DRIP elections for the interim dividend referred to above is 10 September 2024 at 5:00pm (UK time).

In February 2024 the Board approved a $800m share buyback programme to be completed in during 2024. This follows the $750m programme in 2023 and the $500m programme announced in 2022 which already reduced the total number of voting rights in the Company by 6.1% and 5.0%, respectively. In the six months to 30 June 2024, 3.7m shares were repurchased for total consideration of $373m (see note 7 to the Interim Financial Statements). The 2024 programme to that date had therefore reduced the total number of voting rights in the Company by a further 2.2% to 161.6m.

[a.] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDA[a] reconciliation

	6 months ended 30 June	
	2024	2023
	$m	$m
Cash flow from operations	**334**	453
Cash flows relating to exceptional items	**(10)**	-
Impairment loss on financial assets	**(8)**	(2)
Other non-cash adjustments to operating profit	**(35)**	(29)
System Fund and reimbursable result	**10**	(87)
System Fund depreciation and amortisation	**(40)**	(43)
Other non-cash adjustments to System Fund result	**(22)**	(10)
Working capital and other adjustments	**244**	167
Capital expenditure: contract acquisition costs net of repayments	**94**	64
Adjusted EBITDA[a]	**567**	513

CASH FLOW SUMMARY

	6 months ended 30 June		
	2024	2023	$m
	$m	$m	change
Adjusted EBITDA[a]	**567**	513	54
Working capital and other adjustments	**(244)**	(167)	
Impairment loss on financial assets	**8**	2	
Other non-cash adjustments to operating profit	**35**	29	
System Fund and reimbursable result	**(10)**	87	
Non-cash adjustments to System Fund result	**62**	53	
Capital expenditure: contract acquisition costs (key money), net of repayments	**(86)**	(64)	
Capital expenditure: maintenance	**(15)**	(16)	
Cash flows relating to exceptional items	**10**	-	
Net interest paid	**(29)**	(16)	
Tax paid	**(140)**	(122)	
Principal element of lease payments	**(16)**	(15)	
Purchase of own shares by employee share trusts	**(10)**	(7)	
Adjusted free cash flow[a]	**132**	277	(145)
Capital expenditure: gross recyclable investments	**(29)**	(8)	
Capital expenditure: gross System Fund capital investments	**(21)**	(19)	
Deferred purchase consideration paid	**(13)**	-	
Disposals and repayments, including proceeds from other financial assets	**9**	-	
Repurchase of shares, including transaction costs	**(367)**	(372)	
Dividends paid to shareholders	**(172)**	(166)	
Net cash flow before other net debt[a] movements	**(461)**	(288)	(173)
Add back principal element of lease repayments	16	15	
Exchange and other non-cash adjustments	(65)	(146)	
Increase in net debt[a]	**(510)**	(419)	(91)
Net debt[a] at beginning of the period	**(2,272)**	(1,851)	
Net debt[a] at end of the period	**(2,782)**	(2,270)	(512)

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Cash flow from operations

For the six months ended 30 June 2024, cash flow from operations was $334m, a decrease of $119m on the comparable period, led by the decrease in System Fund and reimbursable result and a higher working capital and other adjustments cash outflow.

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital of the Group.

Adjusted free cash flow[a]

Adjusted free cash flow[a] was an inflow of $132m, a decrease of $145m on the prior year. Adjusted EBITDA[a] increased by $54m due to stronger trading. This was offset by a $97m decrease in the System Fund and reimbursable result reflecting increased investments in marketing, loyalty, and commercial activities together with a decline in revenues driven by the changes to the System Fund arrangement described above, a $77m higher working capital and other adjustments cash outflow, a $22m increase in contract acquisition costs (key money) net of repayments, a $13m increase in interest paid reflecting the increase in average net debt and $18m higher tax payments. Working capital and other adjustments includes $104m of cash inflow related to deferred revenue, driven primarily by the loyalty programme.

Net and gross capital expenditure[a]

Net capital expenditure[a] was $103m (2023: $65m) and gross capital expenditure[a] was $151m (2023: $113m). Gross capital expenditure[a] comprised: $86m of maintenance contract acquisition costs (key money); $15m of other maintenance; $29m gross recyclable investments; and $21m System Fund capital investments. Net capital expenditure[a] includes the offset from $9m proceeds from other financial assets and $39m System Fund depreciation and amortisation.

Net debt[a]

Net debt[a] increased by $510m from $2,272m at 31 December 2023 to $2,782m at 30 June 2024. There were $539m of payments related to ordinary dividends and the share buyback programmes in the period. The change in net debt[a] includes adverse net foreign exchange impacts of $3m and $62m of other non-cash adjustments.

Sources of liquidity

As at 30 June 2024, the Group had total liquidity of $2,127m (31 December 2023: $2,572m), comprising $1,350m of undrawn bank facilities and $777m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2023 of $445m is primarily due to net cash outflows of $461m.

The Group currently has $3,088m of sterling and euro bonds outstanding. The bonds mature in October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m) and November 2029 (€600m). There are currency swaps in place on the euro bonds, fixing the October 2024 bond at £454m, the May 2027 bond at £436m and the November 2029 bond at $657m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody's.

The Group is further financed by a $1.35bn syndicated bank revolving credit facility (RCF). The final one-year extension option was exercised during the period and the facility now matures in 2029. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1 and the interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1. At 30 June 2024, the leverage ratio was 2.46 and the interest cover ratio was 11.07. See note 10 to the Interim Financial Statements for further information. The RCF was undrawn at 30 June 2024.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management's opinion that the available facilities are sufficient for the Group's present liquidity requirements.

---

a.   Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Additional revenue, global system size and pipeline analysis

Disaggregation of total gross revenue in IHG's System

Total gross revenue[a] provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed hotels and from owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	6 months ended 30 June		
	2024	2023	%
	$bn	$bn	Change[b]
Analysed by brand			
InterContinental	**2.6**	2.4	4.6
Kimpton	**0.7**	0.7	6.2
Hotel Indigo	**0.5**	0.4	15.4
Crowne Plaza	**1.8**	1.8	(0.3)
Holiday Inn Express	**4.6**	4.4	3.6
Holiday Inn	**2.9**	2.9	1.8
Staybridge Suites	**0.6**	0.6	6.0
Candlewood Suites	**0.4**	0.4	3.7
Other[c]	**2.0**	1.6	29.2
Total	**16.1**	15.2	6.0
Analysed by ownership type			
Franchised[d] (revenue not attributable to IHG)	**10.2**	9.7	5.1
Managed (revenue not attributable to IHG)	**5.7**	5.3	7.5
Owned, leased and managed lease (revenue recognised in Group income statement)	**0.2**	0.2	11.7
Total	**16.1**	15.2	6.0

Total gross revenue in IHG's system increased by 6.0% (7.2% increase at constant currency) to $16.1bn, driven by improved trading conditions in many markets and growth in the number of hotels in our system.

a. Definitions for the key performance measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b. Year-on-year percentage movement calculated from source figures.
c. Includes Holiday Inn Club Vacations.
d. Includes exclusive partner hotels.

RevPAR[a] movement summary at constant exchange rates (CER)

| | Half Year 2024 vs 2023 | | | Q2 2024 vs 2023 | | |
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	**3.0%**	**2.0%**	**0.6%pts**	**3.2%**	**1.9%**	**0.9%pts**
Americas	1.7%	1.7%	0.0%pts	3.3%	1.9%	1.0%pts
EMEAA	7.5%	3.5%	2.5%pts	6.3%	2.8%	2.4%pts
Greater China	(2.6)%	(2.1)%	(0.3)%pts	(7.0)%	(5.0)%	(1.3)%pts

RevPAR[a] movement at CER vs actual exchange rates (AER)

| | Half Year 2024 vs 2023 | | | Q2 2024 vs 2023 | | |
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Global	**3.0%**	**2.0%**	**(1.0)%pts**	**3.2%**	**2.0%**	**(1.2)%pts**
Americas	1.7%	1.6%	(0.1)%pts	3.3%	3.0%	(0.3)%pts
EMEAA	7.5%	5.5%	(2.0)%pts	6.3%	3.6%	(2.7)%pts
Greater China	(2.6)%	(6.2)%	(3.6)%pts	(7.0)%	(9.9)%	(2.9)%pts

a. RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 June 2024 and include hotels that have traded in all months in both the current and the prior year. The principle exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Key performance measures and non-GAAP measures' section for further information on the definition of RevPAR.

	Hotels		Rooms	
		Change over		Change over
	2024	2023	**2024**	2023
Global hotel and room count	**30 June**	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**27**	2	**1,937**	176
Regent	**10**	-	**3,090**	3
InterContinental	**224**	2	**73,082**	(418)
Vignette Collection	**12**	1	**2,408**	125
Kimpton	**75**	(3)	**13,578**	(143)
Hotel Indigo	**158**	5	**20,964**	746
voco	**71**	9	**17,450**	1,943
HUALUXE	**20**	-	**5,529**	-
Crowne Plaza	**407**	(1)	**112,284**	52
EVEN Hotels	**31**	5	**4,765**	834
Holiday Inn Express	**3,190**	19	**338,477**	2,160
Holiday Inn	**1,206**	4	**216,578**	668
Garner	**4**	2	**297**	139
avid hotels	**73**	6	**6,494**	467
Atwell Suites	**3**	1	**266**	80
Staybridge Suites	**330**	5	**35,885**	565
Holiday Inn Club Vacations	**28**	(2)	**9,208**	(318)
Candlewood Suites	**384**	8	**34,114**	617
Iberostar Beachfront Resorts	**50**	1	**17,816**	216
Other[a]	**127**	3	**40,614**	721
Total	**6,430**	67	**954,836**	8,633
Analysed by ownership type				
Franchised[b]	**5,420**	64	**689,689**	9,088
Managed	**993**	3	**260,916**	(455)
Owned, leased and managed lease	**17**	-	**4,231**	-
Total	**6,430**	67	**954,836**	8,633

a. Includes nine open hotels that will be re-branded to voco and six open hotels that will be re-branded to Vignette Collection.
b. Includes exclusive partner hotels.

Global Pipeline	Hotels		Rooms	
	2024 **30 June**	Change over 2023 31 December	**2024** **30 June**	Change over 2023 31 December
Analysed by brand				
Six Senses	**40**	(2)	**2,936**	(121)
Regent	**12**	1	**2,584**	142
InterContinental	**99**	(1)	**25,201**	(70)
Vignette Collection	**24**	6	**3,537**	1,481
Kimpton	**57**	3	**11,817**	1,056
Hotel Indigo	**133**	1	**20,674**	(265)
voco	**79**	5	**13,877**	1,136
HUALUXE	**28**	3	**7,178**	835
Crowne Plaza	**145**	19	**36,927**	4,485
EVEN Hotels	**27**	(6)	**4,447**	(936)
Holiday Inn Express	**644**	12	**79,219**	1,200
Holiday Inn	**307**	61	**59,435**	13,534
Garner	**79**	74	**8,077**	7,745
avid hotels	**143**	2	**11,468**	(109)
Atwell Suites	**47**	6	**4,696**	572
Staybridge Suites	**167**	3	**18,331**	146
Holiday Inn Club Vacations	**1**	(1)	**680**	(152)
Candlewood Suites	**174**	23	**13,889**	1,932
Iberostar Beachfront Resorts	**5**	-	**2,240**	-
Other	**14**	-	**2,352**	-
Total	**2,225**	209	**329,565**	32,611
Analysed by ownership type				
Franchised[a]	**1,611**	185	**198,192**	24,108
Managed	**613**	24	**131,218**	8,503
Owned, leased and managed lease	**1**	-	**155**	-
Total	**2,225**	209	**329,565**	32,611

a. Includes exclusive partner hotels.

Regional performance reviews, system size and pipeline analysis

AMERICAS

Americas results

	6 months ended 30 June		
	2024 $m	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**478**	463	3.2
Owned, leased and managed lease	**83**	74	12.2
	561	537	4.5
Operating profit from the reportable segment[a]			
Fee business	**392**	379	3.4
Owned, leased and managed lease	**21**	15	40.0
	413	394	4.8
Operating exceptional items	**-**	18	NM[b]
Operating profit	**413**	412	0.2

	6 months ended 30 June 2024
Americas Comparable RevPAR movement on previous year	
Fee business	
InterContinental	6.8%
Kimpton	4.2%
Hotel Indigo	3.3%
Crowne Plaza	5.2%
EVEN Hotels	4.7%
Holiday Inn Express	0.7%
Holiday Inn	1.1%
avid hotels	2.0%
Staybridge Suites	1.5%
Candlewood Suites	(0.7)%
All brands	1.6%
Owned, leased and managed lease	
All brands	15.1%

RevPAR for H1 was up +1.7% YOY, with occupancy of 68.0% which was flat on the comparable period, and rate +1.7% higher. Trading in Q1 saw RevPAR down -0.3% with an adverse impact from the timing of Easter that led to lower demand in late March including for Business travel. This was followed by higher demand in April, which along with more normalised growth in the two subsequent months, resulted in Q2 RevPAR up +3.3%. US RevPAR was down -1.9% in Q1, up +2.5% in Q2 and up +0.6% for H1 overall, whilst in aggregate across Canada, Latin America and the Caribbean, RevPAR growth was +11.3% in Q1, +9.4% in Q2 and +10.4% for H1. Rooms revenue on a comparable hotel basis for the Americas region in H1 saw Leisure ahead by +2% YOY, Business revenue flat and Groups up +8%.

Revenue from the reportable segment[a] increased by $24m (+4%) to $561m. Operating profit increased by $1m to $413m, driven by the increase in revenue but partially offset by the non-repeat of $18m exceptional income recorded in the comparable period (further information on exceptional items can be found in note 5 to the Interim Financial Statements). Operating profit from the reportable segment[a] increased by $19m (+5%) to $413m.

Fee business revenue[a] increased by $15m (+3%) to $478m, with RevPAR up +1.6%. There were $7m of incentive management fees earned (H1 2023: $7m). Fee business operating profit[a] increased by $13m (+3%) to $392m, driven by the trading performance and net system size growth. Fee margin[a] was 82.0%, compared to 81.9% in H1 2023.

Owned, leased and managed lease revenue increased by $9m (+12%) to $83m, with RevPAR up +15.1%, leading to an owned, leased and managed leased operating profit of $21m (H1 2023: $15m).

---

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Americas hotel and room count	Hotels		Rooms	
		Change over		Change over
	2024	2023	**2024**	2023
	30 June	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**2**	1	**81**	71
InterContinental	**43**	-	**15,674**	-
Vignette Collection	**1**	-	**355**	-
Kimpton	**60**	(3)	**10,757**	(138)
Hotel Indigo	**73**	1	**9,860**	282
voco	**13**	1	**1,346**	47
Crowne Plaza	**105**	(1)	**26,809**	(333)
EVEN Hotels	**21**	2	**3,002**	258
Holiday Inn Express	**2,510**	1	**229,092**	339
Holiday Inn	**682**	(6)	**110,679**	(1,075)
Garner	**4**	2	**297**	139
avid hotels	**73**	6	**6,494**	467
Atwell Suites	**3**	1	**266**	80
Staybridge Suites	**308**	5	**32,240**	565
Holiday Inn Club Vacations	**28**	(2)	**9,208**	(318)
Candlewood Suites	**384**	8	**34,114**	617
Iberostar Beachfront Resorts	**23**	-	**9,027**	-
Other[a]	**101**	4	**22,229**	935
Total	**4,434**	20	**521,530**	1,936
Analysed by ownership type				
Franchised[b]	**4,262**	20	**485,123**	2,175
Managed	**168**	-	**35,070**	(239)
Owned, leased and managed lease	**4**	-	**1,337**	-
Total	**4,434**	20	**521,530**	1,936

[a] Includes four open hotels that will be re-branded to voco and one open hotel that will be re-branded to Vignette Collection.
[b] Includes exclusive partner hotels.

Americas Pipeline	Hotels		Rooms	
	2024	Change over 2023	**2024**	Change over 2023
	30 June	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**8**	-	**547**	73
Regent	**1**	-	**167**	-
InterContinental	**12**	-	**2,684**	(24)
Vignette Collection	**3**	-	**261**	-
Kimpton	**28**	-	**5,683**	165
Hotel Indigo	**30**	(1)	**3,938**	(399)
voco	**16**	4	**1,707**	324
Crowne Plaza	**6**	(3)	**1,243**	(967)
EVEN Hotels	**8**	(3)	**907**	(332)
Holiday Inn Express	**346**	(3)	**32,887**	(576)
Holiday Inn	**70**	(2)	**8,329**	(310)
Garner	**18**	13	**1,509**	1,177
avid hotels	**143**	2	**11,468**	(109)
Atwell Suites	**47**	6	**4,696**	572
Staybridge Suites	**150**	5	**15,817**	466
Holiday Inn Club Vacations	**1**	(1)	**680**	(152)
Candlewood Suites	**163**	12	**12,596**	639
Iberostar Beachfront Resorts	**5**	-	**2,240**	-
Other	**14**	-	**2,352**	-
Total	**1,069**	29	**109,711**	547
Analysed by ownership type				
Franchised[a]	**1,024**	30	**102,722**	733
Managed	**45**	(1)	**6,989**	(186)
Total	**1,069**	29	**109,711**	547

[a] Includes exclusive partner hotels.

Gross system size growth was +2.5% year-on-year with the opening of 6.9k rooms (62 hotels) in the Americas region during the first half of the year, of which 3.8k rooms (36 hotels) opened in Q2. Openings in the first half included 27 hotels across the Holiday Inn Brand Family and a further 13 properties across the Staybridge Suites and Candlewood Suites brands. Two Garner conversions took the portfolio of open hotels to four, with this newest brand having become franchise-ready in the US only back in September 2023. There were six more avid hotels added, with a further 14 currently under construction. The voco brand added another opening as it rolls out further in the region, now with 13 open properties and 16 more already in the pipeline. Within openings across our Luxury & Lifestyle brands, these included the first Six Senses resort in the Caribbean in Grenada, a Hotel Indigo property in Grand Cayman and three Kimpton properties including the Mas Olas Resort and Spa on Mexico's Baja peninsula, an example of a conversion signed and opened in less than three months. There were 4.9k rooms (42 hotels) removed in the first half, taking the removal rate to 1.5% over the last 12 months.

Net system size grew +1.0% year-on-year. There was no impact from Iberostar Beachfront Resorts on net system growth, as all 23 properties in the region had already joined the IHG system by the end of 2022.

There were 10.2k rooms (118 hotels) signed during the first half of the year, including 5.1k rooms (57 hotels) during Q2. During the first half, there were 15 signings for Garner and 35 across the Holiday Inn Brand Family. There were 44 signings across our Suites brands, including six for Atwell Suites. For avid hotels, 12 signings included further examples of dual-branded properties with Candlewood Suites. Signings for our Luxury & Lifestyle brands included another strong period for Kimpton with four more signings across the region including a further flagship for the brand in Orlando, Florida. Following the acceleration in growth achieved last year with the expansion of our development presence outside of the US, in total there were 14 hotel signings across Canada, Mexico, Latin America and the Caribbean, representing 13% of rooms signed for the overall region, with these including country debuts for the Hotel Indigo, voco and Atwell Suites brands.

The pipeline stands at 109.7k rooms (1,069 hotels), which represents 21% of the current system size in the region.

EMEAA

6 months ended 30 June

EMEAA results	**2024 $m**	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**183**	161	13.7
Owned, leased and managed lease	**164**	148	10.8
	347	309	12.3
Operating profit/(loss) from the reportable segment[a]			
Fee business	**119**	92	29.3
Owned, leased and managed lease	**-**	(3)	NM[b]
	119	89	33.7

EMEAA comparable RevPAR movement on previous year	**6 months ended 30 June 2024**
Fee business	
Six Senses	4.1%
InterContinental	8.5%
Kimpton	14.2%
Hotel Indigo	7.6%
voco	9.5%
Crowne Plaza	6.4%
Holiday Inn Express	6.3%
Holiday Inn	6.0%
Staybridge Suites	13.2%
All brands	7.3%
Owned, leased and managed lease	
All brands	13.9%

RevPAR for H1 was up +7.5% YOY, with occupancy of 69.8% up +2.5%pts and rate +3.5% higher. Trading in Q1 saw RevPAR up +8.9%, which was followed by +6.3% in Q2 as strong demand continued despite normalising across this diverse region as more countries exceeded pre-Covid levels of performance. By major geographic markets within the region, RevPAR ranged from up +15.3% in Japan (Q1 +16.9%, Q2 +13.3%), +7.1% in Australia (Q1 +10.2%, Q2 +3.4%), +15.4% in aggregate across other Asia and Pacific markets (Q1 +19.7%, Q2 +11.0%), +9.2% in the Middle East (Q1 +7.4%, Q2 +9.8%), +4.8% in Continental Europe (Q1 +6.2%, Q2 +4.3%), to +2.5% in the UK (Q1 +2.4%, Q2 +3.0%), with the breadth of range in performance reflecting primarily the differing stages of recovery already achieved by this time last year. Rooms revenue on a comparable hotel basis for the EMEAA region in H1 saw Leisure ahead +9% YOY, Business up +6% and Groups up +9%.

Revenue from the reportable segment[a] increased by $38m (+12%) to $347m. Operating profit increased by $30m to $119m, driven by the increase in revenue. There were no exceptional items in the latest or comparable period, therefore operating profit from the reportable segment[a] also increased by $30m (+34%) to $119m.

Fee business revenue[a] increased by $22m (+14%) to $183m, with RevPAR up +7.3%. There were $55m of incentive management fees earned (H1 2023: $43m). Fee business operating profit[a] increased by $27m (+29%) to $119m and fee margin[a] was 64.2% compared to 57.1% in H1 2023, with positive operating leverage driven by the trading performance and system growth.

Owned, leased and managed lease revenue increased by $16m to $164m, with RevPAR up +13.9%. As the trading challenges on this largely urban-centred portfolio have eased, a breakeven operating profit was achieved compared to the $3m loss in the first half of 2023.

[a.] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

[b.] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA hotel and room count	Hotels		Rooms	
		Change over		Change over
	2024	2023	**2024**	2023
	30 June	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**24**	1	**1,726**	105
Regent	**4**	-	**1,036**	-
InterContinental	**121**	2	**34,126**	(317)
Vignette Collection	**8**	1	**1,335**	129
Kimpton	**12**	-	**2,371**	(5)
Hotel Indigo	**60**	2	**7,182**	153
voco	**44**	6	**13,121**	1,330
Crowne Plaza	**175**	(3)	**42,781**	(504)
Holiday Inn Express	**354**	5	**52,030**	542
Holiday Inn	**386**	4	**69,678**	348
Staybridge Suites	**22**	-	**3,645**	-
Iberostar Beachfront Resorts	**27**	1	**8,789**	216
Other[a]	**18**	(1)	**11,230**	(214)
Total	**1,255**	18	**249,050**	1,783
Analysed by ownership type				
Franchised[b]	**854**	15	**141,863**	1,033
Managed	**388**	3	**104,293**	750
Owned, leased and managed lease	**13**	-	**2,894**	-
Total	**1,255**	18	**249,050**	1,783

a. Includes four open hotels that will be re-branded to voco and five open hotels that will be re-branded to Vignette Collection.
b. Includes exclusive partner hotels.

EMEAA Pipeline	Hotels		Rooms	
	2024	Change over 2023	**2024**	Change over 2023
	30 June	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**28**	(2)	**2,156**	(194)
Regent	**8**	1	**1,610**	142
InterContinental	**56**	-	**13,654**	144
Vignette Collection	**17**	3	**2,198**	675
Kimpton	**16**	1	**2,737**	372
Hotel Indigo	**53**	-	**8,113**	(196)
voco	**49**	(2)	**9,383**	476
Crowne Plaza	**62**	13	**14,810**	3,281
Holiday Inn Express	**91**	2	**13,830**	521
Holiday Inn	**143**	57	**28,488**	12,366
Garner	**61**	61	**6,568**	6,568
Staybridge Suites	**17**	(2)	**2,514**	(320)
Candlewood Suites	**11**	11	**1,293**	1,293
Iberostar Beachfront Resorts	**-**	-	**-**	-
Other	**-**	-	**-**	-
Total	**612**	143	**107,354**	25,128
Analysed by ownership type				
Franchised[a]	**302**	128	**43,809**	19,293
Managed	**309**	15	**63,390**	5,835
Owned, leased and managed lease	**1**	-	**155**	-
Total	**612**	143	**107,354**	25,128

a. Includes exclusive partner hotels.

Gross system size growth was +5.5% year-on-year with the opening of 4.4k rooms (28 hotels) in the EMEAA region during first half of the year, of which 3.4k rooms (18 hotels) opened in Q2. Openings in the first half included the first six conversions as part of the NOVUM Hospitality agreement through which 108 open hotels and 11 under development are expected to join IHG's system between 2024 and 2028. A further Iberostar Beachfront Resort property was also added as part of that long-term commercial agreement established in November 2022. There were 14 openings across the Holiday Inn Brand Family and six for the voco brand. Across our Luxury & Lifestyle brands there were seven openings, including another strong period for the InterContinental brand with openings in Greece, New Zealand and Vietnam, the first Six Senses property in Japan and the first Vignette Collection in the UK, The Halyard Liverpool. There were 2.6k rooms (10 hotels) removed in the first half, resulting in a removal rate of 1.4% over the last 12 months.

Net system size grew +4.1% year-on-year. Adjusting for the initial six NOVUM Hospitality properties that have already converted to IHG brands, and also for the Iberostar Beachfront Resorts properties that were added to the IHG system in 2024 and 2023, net growth would have been +3.0%.

There were 31.9k rooms (185 hotels) signed during the first half of the year, including 26.5k rooms (157 hotels) during Q2. The NOVUM Hospitality agreement added 17.5k of room signings, representing 107 of the 108 currently open hotels (15.2k rooms) and all 11 hotels (2.4k rooms) that NOVUM already had under development at the time of the agreement; 52 properties are a brand collaboration with Holiday Inn, while 56 hotels will convert to Garner and 11 to Candlewood Suites, representing European debuts for these two brands. During the first half there were six other signings for the new Garner conversion brand and 26 other signings across the Holiday Inn Brand Family, six for voco and a notably strong period for Crowne Plaza with 14 signings. Across our Luxury & Lifestyle brands, there were 14 properties signed or 2.3k rooms, representing 16% of all room signings for the half in the region (adjusting for the NOVUM signings). Aside from the progress in Germany as a priority growth market driven by NOVUM agreement, other signings during the half included nine in India, eight in Japan and seven is Saudi Arabia. Conversions represented 40% of all signings in the region (adjusting for the NOVUM signings).

The pipeline stands at 107.4k rooms (612 hotels), which represents 43% of the current system size in the region.

GREATER CHINA

	6 months ended 30 June		
Greater China results	**2024** **$m**	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**77**	74	4.1
	77	74	4.1
Operating profit from the reportable segment[a]			
Fee business	**43**	43	-
Operating profit	**43**	43	-

Greater China comparable RevPAR movement on previous year	**6 months ended** **30 June 2024**
Fee business	
Regent	10.2%
InterContinental	(5.6)%
Hotel Indigo	(5.4)%
HUALUXE	3.4%
Crowne Plaza	(3.4)%
Holiday Inn Express	(1.4)%
Holiday Inn	(0.4)%
All brands	(2.6)%

RevPAR for H1 was down -2.6% YOY, with occupancy of 57.5% down -0.3%pts and rate -2.1% lower. Q1 RevPAR of +2.5% was followed by -7.0% in Q2 as comparatives became sequentially tougher due to timing of resurgent domestic demand last year after the lifting of travel restrictions. This year the industry has experienced shifting patterns of demand mix, including an expansion of Leisure travel to other markets, particularly elsewhere in Asia Pacific as seen benefitting demand in our EMEAA region. This was also reflected in Tier 2-4 cities seeing RevPAR for H1 down -5.5% (Q1 down -2.1%, Q2 down -8.7%), whereas Tier 1 cities saw RevPAR up +1.8% (Q1 up +7.3%, Q2 down -2.4%). Rooms revenue on a comparable hotel basis for the Greater China region in H1 still saw Leisure up +4% YOY, as returning international inbound stays into higher tier locations more than offset significantly reduced revenue in lower tiered resort locations. Business and Groups rooms revenue were each down -2%.

Revenue from the reportable segment[a] increased by $3m (+4%) to $77m. There were $19m of incentive management fees earned (H1 2023: $23m). Operating profit was unchanged at $43m and fee margin[a] was 55.8% compared to 58.1% in H1 2023, with the timing and increase in costs offsetting the increase in revenue and positive operating leverage from system growth.

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

	Hotels		Rooms	
Greater China hotel and room count		Change over		Change over
	2024	2023	**2024**	2023
	30 June	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**1**	-	**130**	-
Regent	**6**	-	**2,054**	3
InterContinental	**60**	-	**23,282**	(101)
Vignette Collection	**3**	-	**718**	(4)
Kimpton	**3**	-	**450**	-
Hotel Indigo	**25**	2	**3,922**	311
voco	**14**	2	**2,983**	566
HUALUXE	**20**	-	**5,529**	-
Crowne Plaza	**127**	3	**42,694**	889
EVEN Hotels	**10**	3	**1,763**	576
Holiday Inn Express	**326**	13	**57,355**	1,279
Holiday Inn	**138**	6	**36,221**	1,395
Other[a]	**8**	-	**7,155**	-
Total	**741**	29	**184,256**	4,914
Analysed by ownership type				
Franchised	**304**	29	**62,703**	5,880
Managed	**437**	-	**121,553**	(966)
Total	**741**	29	**184,256**	4,914

[a.] Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms	
Greater China Pipeline		Change over		Change over
	2024	2023	**2024**	2023
	30 June	31 December	**30 June**	31 December
Analysed by brand				
Six Senses	**4**	-	**233**	-
Regent	**3**	-	**807**	-
InterContinental	**31**	(1)	**8,863**	(190)
Vignette Collection	**4**	3	**1,078**	806
Kimpton	**13**	2	**3,397**	519
Hotel Indigo	**50**	2	**8,623**	330
voco	**14**	3	**2,787**	336
HUALUXE	**28**	3	**7,178**	835
Crowne Plaza	**77**	9	**20,874**	2,171
EVEN Hotels	**19**	(3)	**3,540**	(604)
Holiday Inn Express	**207**	13	**32,502**	1,255
Holiday Inn	**94**	6	**22,618**	1,478
Total	**544**	37	**112,500**	6,936
Analysed by ownership type				
Franchised	**285**	27	**51,661**	4,082
Managed	**259**	10	**60,839**	2,854
Total	**544**	37	**112,500**	6,936

Gross system size growth was +10.9% year-on-year with the opening of 6.7k rooms (36 hotels) in the Greater China region during the first half of the year, of which 4.5k (26 hotels) opened in Q2. Openings in the first half saw 25 for the Holiday Inn Brand Family, including key locations such as Holiday Inn Express Shanghai Changfeng Park and Holiday Inn Express Shenzhen Futian Center, and three further Crowne Plaza properties, including a conversion opening at Tianjin Binhai Center. As other brands scale in the region, there were three openings for EVEN Hotels, with the tenth for the brand marked with the opening of EVEN Hotel Qingdao Laoshan. Conversions accounted for 29% of all room openings in the first half of the year. There were 1.8k rooms (seven hotels) removed in the first half, resulting in a removal rate of 2.4% over the last 12 months.

Net system size growth was +8.6% year-on-year.

There were 15.0k rooms (81 hotels) signed during the first half of the year, including 7.8k rooms (41 hotels) during Q2. During the first half there were 38 hotel signings for Holiday Inn Express and 13 for Holiday Inn, growing their pipelines to 207 and 94, respectively, 12 Crowne Plaza signings and a further five for voco. Among some particularly notable signings were a Holiday Inn Express and a Crowne Plaza both at Beijing Tongzhou which will serve Universal Studios resort. There were nine signings across our Luxury & Lifestyle brands, including three for the Vignette Collection, which contributed to conversions representing 28% of all signings in the first half of the year, and two for Kimpton including Kimpton Wuxi Liangxi, which sees the pipeline for the brand reach 13 in addition to the three already open in the region. Our six Luxury & Lifestyle brands represent 20% of both the existing system size and the pipeline in the region.

The pipeline stands at 112.5k rooms (544 hotels), which represents 61% of the current system size in the region.

CENTRAL

	6 months ended 30 June		
Central results	**2024 $m**	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**112**	101	10.9
Insurance activities	**11**	10	10.0
	123	111	10.8
Gross costs			
Fee business	**(149)**	(145)	2.8
Insurance activities	**(14)**	(13)	7.7
	(163)	(158)	3.2
Operating loss from the reportable segment[a]			
Fee business	**(37)**	(44)	(15.9)
Insurance activities	**(3)**	(3)	-
	(40)	(47)	(14.9)

Central revenue, which is mainly comprised of technology fee income and revenue from insurance activities, increased by $12m (+10.8%) to $123m, primarily driven by a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, that are now being reported within IHG's results.

Gross costs increased by $5m (+3.2%) year-on-year, due to the investment in growth and efficiency.

The resulting $40m operating loss was a decrease of $7m (-14.9%).

[a]. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Interim Financial Statements (IFRS measures), certain financial measures are presented when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Interim Financial Statements.

Global revenue per available room (RevPAR) growth

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG's System

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

- Total rooms revenue from franchised hotels;
- Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and
- Total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures

Revenue and operating profit from (1) fee business, (2) owned, leased and managed lease hotels, and (3) insurance activities are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 3 to the Interim Financial Statements. These measures are presented insofar as they relate to each of the Group's regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

- System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System and loyalty programme. There is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.
- Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the Interim Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

- Underlying revenue;
- Underlying operating profit;
- Underlying fee revenue; and
- Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned, leased and managed lease hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's system size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes foreign exchange gains/losses primarily related to the Group's internal funding structure and the following items of interest which are recorded within the System Fund:

- Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
- Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group's revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax
Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and fair value gains/losses on contingent consideration.

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and fair value gains/losses on contingent consideration and exceptional items also vary year-on-year. These can impact the current year's tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Interim Financial Statements.

Adjusted EBITDA
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group's banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 10 to the Interim Financial Statements.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs. In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as maintenance, recyclable or System Fund. Contract acquisition costs are defined as either maintenance or recyclable, depending on whether they form part of other recyclable investments. Maintenance includes amounts paid to hotel owners to secure management and franchise agreements ('key money'). Recyclable includes amounts which form part of other recyclable investments such as any difference between the face and market value of an owner loan on inception.

This disaggregation provides useful information as it enables users to distinguish between:

- System Fund capital investments which are strategic investments to drive growth at hotel level;
- Recyclable investments (such as investments in associates and joint ventures and loans to facilitate third-party ownership of hotel assets), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and
- Maintenance capital expenditure, which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal and loan repayment receipts, interest receipts related to owner loans, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (5) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; and (6) the exclusion of interest receipts related to owner loans within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Changes in definitions to the 2023 Annual Report and Accounts
The following definitions have been amended:

- The definition and calculation of adjusted free cash flow has been amended to exclude recyclable investments in contract acquisition costs within net cash from operating activities and to exclude interest receipts related to owner loans within net cash from operating activities. The value of adjusted free cash flow is unchanged in comparative years.

- The definition and calculation of net capital expenditure has been amended to include interest receipts related to owner loans. The value of net capital expenditure is unchanged in comparative years.

The changes above have been made to distinguish between the different underlying nature of contract acquisition costs e.g. key money and contract assets arising from owner loans, which better reflects the way these investments are considered by management and for consistency with the presentation of related assets.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 6 months ended 30 June

Reportable segments	Revenue			Operating profit		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per Group income statement	**2,322**	2,226	4.3	**525**	584	(10.1)
System Fund and reimbursables	**(1,214)**	(1,195)	1.6	**10**	(87)	NM[b]
Operating exceptional items	-	-	-	**-**	(18)	NM[b]
Reportable segments	**1,108**	1,031	7.5	**535**	479	11.7
Reportable segments analysed as:						
Fee business	**850**	799	6.4	**517**	470	10.0
Owned, leased and managed lease	**247**	222	11.3	**21**	12	75.0
Insurance activities	**11**	10	10.0	**(3)**	(3)	-
Reportable segments	**1,108**	1,031	7.5	**535**	479	11.7

Underlying revenue and underlying operating profit

	Revenue			Operating profit		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% Change
Reportable segments (see above)	**1,108**	1,031	7.5	**535**	479	11.7
Significant liquidated damages[a]	**(4)**	-	NM[b]	**(4)**	-	NM[b]
Currency impact	**-**	(8)	NM[b]	**-**	(6)	NM[b]
Underlying revenue and underlying operating profit	**1,104**	1,023	7.9	**531**	473	12.3

[a]. $4m recognised in 2024 reflects the significant liquidated damages related to one hotel in EMEAA.
[b]. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue and underlying fee operating profit

	Revenue			Operating profit		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Reportable segments fee business (see above)	**850**	799	6.4	**517**	470	10.0
Significant liquidated damages[a]	**(4)**	-	NM[b]	**(4)**	-	NM[b]
Currency impact	**-**	(6)	NM[b]	**-**	(6)	NM[b]
Underlying fee revenue and underlying fee operating profit	**846**	793	6.7	**513**	464	10.6

[a]. $4m recognised in 2024 reflects the significant liquidated damages related to one hotel in EMEAA.
[b]. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Americas

	Revenue			Operating profit[a]		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per financial statements	**561**	537	4.5	**413**	394	4.8
Reportable segments analysed as:						
Fee business	**478**	463	3.2	**392**	379	3.4
Owned, leased and managed lease	**83**	74	12.2	**21**	15	40.0
	561	537	4.5	**413**	394	4.8
Reportable segments (see above)	**561**	537	4.5	**413**	394	4.8
Underlying revenue and underlying operating profit	**561**	537	4.5	**413**	394	4.8
Owned, leased and managed lease included in the above	**(83)**	(74)	12.2	**(21)**	(15)	40.0
Underlying fee business	**478**	463	3.2	**392**	379	3.4

[a]. Before exceptional items.

EMEAA

	Revenue			Operating profit[a]		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per financial statements	**347**	309	12.3	**119**	89	33.7
Reportable segments analysed as:						
Fee business	**183**	161	13.7	**119**	92	29.3
Owned, leased and managed lease	**164**	148	10.8	**-**	(3)	NM[c]
	347	309	12.3	**119**	89	33.7
Reportable segments (see above)	**347**	309	12.3	**119**	89	33.7
Significant liquidated damages[b]	**(4)**	-	NM[c]	**(4)**	-	NM[c]
Currency impact	**-**	(5)	NM[c]	**-**	(3)	NM[c]
Underlying revenue and underlying operating profit	**343**	304	12.8	**115**	86	33.7
Owned, leased and managed lease included in the above	**(164)**	(146)	12.3	**-**	3	NM[c]
Underlying fee business	**179**	158	13.3	**115**	89	29.2

a. Before exceptional items.
b. $4m recognised in 2024 reflects the significant liquidated damages related to one hotel in EMEAA.
c. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Greater China

	Revenue			Operating profit[a]		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per financial statements	**77**	74	4.1	**43**	43	-
Reportable segments analysed as:						
Fee business	**77**	74	4.1	**43**	43	-
	77	74	4.1	**43**	43	-
Reportable segments (see above)	**77**	74	4.1	**43**	43	-
Currency impact	**-**	(3)	NM[b]	**-**	(1)	NM[b]
Underlying revenue and underlying operating profit	**77**	71	8.5	**43**	42	2.4

a. Before exceptional items.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

6 months ended 30 June 2024

	Americas	EMEAA	Greater China	Central	Total
Revenue $m					
Reportable segments analysed as fee business (see above)	478	183	77	112	**850**
Significant liquidated damages	-	(4)	-	-	**(4)**
	478	179	77	112	**846**
Operating profit $m					
Reportable segments analysed as fee business (see above)	392	119	43	(37)	**517**
Significant liquidated damages	-	(4)	-	-	**(4)**
	392	115	43	(37)	**513**
Fee margin %	**82.0%**	**64.2%**	**55.8%**	**(33.0)%**	**60.6%**

6 months ended 30 June 2023

	Americas	EMEAA	Greater China	Central	Total
Revenue $m					
Reportable segments analysed as fee business (see above)	463	161	74	101	**799**
Significant liquidated damages	-	-	-	-	-
	463	161	74	101	**799**
Operating profit $m					
Reportable segments analysed as fee business (see above)	379	92	43	(44)	**470**
Significant liquidated damages	-	-	-	-	-
	379	92	43	(44)	**470**
Fee margin %	**81.9%**	**57.1%**	**58.1%**	**(43.6)%**	**58.8%**

Net capital expenditure reconciliation

	6 months ended 30 June	
	2024	2023
	$m	$m
Net cash from investing activities	**(58)**	(43)
Adjusted for:		
Contract acquisition costs, net of repayments	**(94)**	(64)
System Fund depreciation and amortisation[a]	**39**	42
Payment of deferred purchase consideration	**10**	-
Net capital expenditure	**(103)**	(65)
Analysed as:		
Maintenance capital expenditure:		
Contract acquisition costs (key money) net of repayments	**(86)**	(64)
Other maintenance	**(15)**	(16)
Recyclable capital expenditure:		
Contract acquisition costs	**(8)**	-
Other recyclable	**(12)**	(8)
Capital expenditure: System Fund capital investments	**18**	23
Net capital expenditure	**(103)**	(65)

[a] Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation

	6 months ended 30 June	
	2024 $m	2023 $m
Net capital expenditure	**(103)**	(65)
Add back:		
Disposal receipts	**(9)**	-
Repayments of contract acquisition costs	**-**	(6)
System Fund depreciation and amortisation[a]	**(39)**	(42)
Gross capital expenditure	**(151)**	(113)
Analysed as:		
Maintenance capital expenditure:		
Contract acquisition costs (key money)	**(86)**	(70)
Other maintenance	**(15)**	(16)
Recyclable capital expenditure:		
Contract acquisition costs	**(8)**	-
Other recyclable	**(21)**	(8)
Capital expenditure: System Fund capital investments	**(21)**	(19)
Gross capital expenditure	**(151)**	(113)

[a] Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation

	6 months ended 30 June	
	2024 $m	2023 $m
Net cash from operating activities	**162**	315
Adjusted for:		
Deferred purchase consideration	**3**	-
Principal element of lease payments	**(16)**	(15)
Purchase of shares by employee share trusts	**(10)**	(7)
Capital expenditure: maintenance (excluding contract acquisition costs)	**(15)**	(16)
Recyclable investments in contract acquisition costs	**8**	-
Adjusted free cash flow	**132**	277

Adjusted interest reconciliation

	6 months ended 30 June	
	2024 **$m**	2023 $m
Net financial expenses		
Financial income	**32**	18
Financial expenses	**(84)**	(34)
	(52)	(16)
Adjusted for:		
Interest attributable to the System Fund	**(26)**	(19)
Foreign exchange gains	**(1)**	(23)
	(27)	(42)
Adjusted interest	**(79)**	(58)

Adjusted tax and tax rate reconciliation

	2024			2023		
	Profit before tax **$m**	**Tax** **$m**	**Tax rate**	Profit before tax $m	Tax $m	Tax rate
Group income statement	**472**	**(125)**	**26.5%**	567	(108)	19.0%
Adjust to exclude:						
Operating exceptional items	-	-		(18)	4	
Foreign exchange gains	(1)	-		(23)	(2)	
System Fund	10	2		(87)	1	
Interest attributable to the System Fund	(26)	-		(19)	-	
Fair value losses on contingent purchase consideration	1	-		1	-	
Adjusted tax and tax rate	**456**	**(123)**	**27.0%**	421	(105)	24.9%

Adjusted earnings per ordinary share reconciliation

	6 months ended 30 June	
	2024	2023
	$m	$m
Profit available for equity holders	**347**	459
Adjusting items:		
System Fund and reimbursable result	**10**	(87)
Interest attributable to the System Fund	**(26)**	(19)
Operating exceptional items	**-**	(18)
Fair value losses on contingent purchase consideration	**1**	1
Foreign exchange gains	**(1)**	(23)
Tax attributable to the System Fund	**2**	1
Tax on foreign exchange gains	**-**	(2)
Tax on exceptional items	**-**	4
Adjusted earnings	**333**	316
Basic weighted average number of ordinary shares (millions)	**163.3**	173.0
Adjusted earnings per ordinary share (cents)	**203.9**	182.7

PRINCIPAL RISKS AND UNCERTAINTIES

The principal and emerging risks and uncertainties that could substantially affect IHG's business and results are set out on pages 42 to 49 of the IHG Annual Report and Form 20-F 2023 (the "Annual Report").

Our Board and management continue regularly to review our risk profile and risk trends arising externally or internally, and our risk management and internal control arrangements.

The following summarises the key areas of risks and uncertainty in relation to the achievement of our strategic priorities in 2024-26 as set out in the 2023 Annual Report, and which continue to apply:

- Guest preferences for branded hotel experiences and loyalty
- Owner preferences for or ability to invest in our brands
- Our ability to attract and retain talent and capability
- Data and information usage, storage, security and transfer
- Ethical and social expectations
- Legal and regulatory complexity or litigation trends
- Global and local supply chain efficiency and resilience
- Operational resilience to incidents or disruption or control breakdown (including safety and security, cybersecurity, geopolitical, fraud and health-related)
- Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)
- The impact of climate change on hospitality (physical and transition risks for IHG)

These principal and emerging risks and uncertainties are supported by a broader description of risk factors set out on pages 242 to 248 of the Annual Report.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2024.

GOING CONCERN

As at 30 June 2024, the Group had total liquidity of $2,127m, comprising $1,350m of undrawn bank facilities and $777m of cash and cash equivalents (net of overdrafts and restricted cash). There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included in note 1 to the Interim Financial Statements.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2025. Accordingly, they continue to adopt the going concern basis in preparing the Interim Financial Statements.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

- The condensed set of Financial Statements has been prepared in accordance with UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority;
- The interim management report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
- The interim management report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Elie Maalouf

Chief Executive Officer

5 August 2024

Michael Glover

Chief Financial Officer

5 August 2024

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2024

	2024 6 months ended 30 June $m	2023 6 months ended 30 June Re-presented* $m
Revenue from fee business	850	799
Revenue from owned, leased and managed lease hotels	247	222
Revenue from insurance activities	11	10
System Fund and reimbursable revenues	1,214	1,195
Total revenue (notes 3 and 4)	**2,322**	**2,226**
Cost of sales and administrative expenses	(524)	(511)
Insurance expenses	(14)	(13)
System Fund and reimbursable expenses	(1,224)	(1,108)
Share of profits of associates and joint ventures	2	23
Other operating income	3	3
Depreciation and amortisation	(32)	(34)
Impairment losses on financial assets	(8)	(2)
Operating profit (note 3)	**525**	**584**

Operating profit analysed as:		
Operating profit before System Fund, reimbursables and exceptional items	535	479
System Fund and reimbursable result	(10)	87
Operating exceptional items (note 5)	-	18
	525	**584**

Financial income	32	18
Financial expenses	(84)	(34)
Fair value losses on contingent purchase consideration	(1)	(1)
Profit before tax	**472**	**567**
Tax (note 6)	(125)	(108)
Profit for the period	**347**	**459**
Attributable to:		
Equity holders of the parent	**347**	**459**
Earnings per ordinary share (note 8)		
Basic	212.5¢	265.3¢
Diluted	210.4¢	263.8¢

* Re-presented to combine System Fund and reimbursables (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2024

	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Profit for the period	**347**	**459**
Other comprehensive income		
Items that may be subsequently reclassified to profit or loss:		
Losses on cash flow hedges, including related tax charge of $1m (2023: $8m charge)	(61)	(24)
Losses on net investment hedges	(3)	-
Costs of hedging	-	2
Hedging losses reclassified to financial expenses	64	43
Exchange losses on retranslation of foreign operations, net of related tax credit of $2m (2023: $2m charge)	(7)	(124)
	(7)	**(103)**
Items that will not be reclassified to profit or loss:		
Loss on equity instruments classified as fair value through other comprehensive income, including related tax charge of $nil (2023: $1m charge)	-	(1)
Re-measurement gain on defined benefit plans, including related tax of $nil (2023: $nil)	2	-
	2	**(1)**
Total other comprehensive loss for the period	**(5)**	**(104)**
Total comprehensive income for the period	**342**	**355**
Attributable to:		
Equity holders of the parent	343	356
Non-controlling interest	(1)	(1)
	342	**355**

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2024

6 months ended 30 June 2024

	Equity share capital $m	Other reserves* $m	Retained earnings $m	Non-controlling interest $m	Total equity $m
At beginning of the period	141	(2,487)	396	4	(1,946)
Total comprehensive income for the period	-	(6)	349	(1)	342
Repurchase of shares, including transaction costs	(1)	1	(452)	-	(452)
Purchase of own shares by employee share trusts	-	(10)	-	-	(10)
Release of own shares by employee share trusts	-	28	(28)	-	-
Equity-settled share-based cost	-	-	30	-	30
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(172)	-	(172)
Exchange adjustments	(1)	1	-	-	-
At end of the period	**139**	**(2,473)**	**130**	**3**	**(2,201)**

6 months ended 30 June 2023

	Equity share capital $m	Other reserves* $m	Retained earnings $m	Non-controlling interest $m	Total equity $m
At beginning of the period	137	(2,359)	607	7	(1,608)
Total comprehensive income for the period	-	(103)	459	(1)	355
Repurchase of shares, including transaction costs	(1)	1	(420)	-	(420)
Purchase of own shares by employee share trusts	-	(7)	-	-	(7)
Release of own shares by employee share trusts	-	31	(31)	-	-
Equity-settled share-based cost	-	-	28	-	28
Equity dividends paid	-	-	(166)	-	(166)
Exchange adjustments	6	(6)	-	-	-
At end of the period	**142**	**(2,443)**	**477**	**6**	**(1,818)**

* Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.

Total comprehensive income is shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2024

	2024 30 June $m	2023 31 December $m
ASSETS		
Goodwill and other intangible assets	1,070	1,099
Property, plant and equipment	150	153
Right-of-use assets	280	273
Investment in associates and joint ventures	47	48
Retirement benefit assets	3	3
Other financial assets	197	185
Derivative financial instruments	11	20
Deferred compensation plan investments	276	250
Non-current other receivables	36	13
Deferred tax assets	122	134
Contract costs	87	82
Contract assets	498	424
Total non-current assets	**2,777**	**2,684**
Inventories	4	5
Trade and other receivables	881	740
Current tax receivable	14	15
Other financial assets	7	7
Cash and cash equivalents	851	1,322
Contract costs	5	5
Contract assets	37	35
Total current assets	**1,799**	**2,129**
Total assets	**4,576**	**4,813**
LIABILITIES		
Loans and other borrowings	(595)	(599)
Lease liabilities	(29)	(30)
Derivative financial instruments	(34)	(25)
Trade and other payables	(625)	(711)
Deferred revenue	(773)	(752)
Provisions	(14)	(10)
Insurance liabilities	(13)	(12)
Current tax payable	(40)	(51)
Total current liabilities	**(2,123)**	**(2,190)**
Loans and other borrowings	(2,547)	(2,567)
Lease liabilities	(406)	(396)
Derivative financial instruments	(21)	-
Retirement benefit obligations	(63)	(66)
Deferred compensation plan liabilities	(276)	(250)
Trade and other payables	(78)	(75)
Deferred revenue	(1,175)	(1,096)
Provisions	(19)	(26)
Insurance liabilities	(27)	(25)
Deferred tax liabilities	(42)	(68)
Total non-current liabilities	**(4,654)**	**(4,569)**
Total liabilities	**(6,777)**	**(6,759)**
Net liabilities	**(2,201)**	**(1,946)**
EQUITY		
IHG shareholders' equity	(2,204)	(1,950)
Non-controlling interest	3	4
Total equity	**(2,201)**	**(1,946)**

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2024

	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Profit for the period	**347**	**459**
Adjustments reconciling profit for the period to cash flow from operations (note 9)	(13)	(6)
Cash flow from operations	**334**	**453**
Interest paid	(58)	(34)
Interest received	29	18
Deferred purchase consideration paid	(3)	-
Tax paid	(140)	(122)
Net cash from operating activities	**162**	**315**
Cash flow from investing activities		
Purchase of property, plant and equipment	(14)	(11)
Purchase of intangible assets	(22)	(24)
Investment in other financial assets	(21)	(8)
Deferred purchase consideration paid	(10)	-
Repayments of other financial assets	9	-
Net cash from investing activities	**(58)**	**(43)**
Cash flow from financing activities		
Repurchase of shares, including transaction costs	(367)	(372)
Purchase of own shares by employee share trusts	(10)	(7)
Dividends paid to shareholders (note 7)	(172)	(166)
Principal element of lease payments	(16)	(15)
Net cash from financing activities	**(565)**	**(560)**
Net movement in cash and cash equivalents, net of overdrafts, in the period	**(461)**	**(288)**
Cash and cash equivalents, net of overdrafts, at beginning of the period	1,278	921
Exchange rate effects	(20)	8
Cash and cash equivalents, net of overdrafts, at end of the period	**797**	**641**

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of preparation**

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority and UK-adopted IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC ('the Group' or 'IHG') Annual Report and Form 20-F for the year ended 31 December 2023.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council.

Financial information for the year ended 31 December 2023 has been extracted from the Group's published financial statements for that year which were prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and which have been filed with the Registrar of Companies. The report of the auditor was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

Financial information for the six months ended 30 June 2023 has been re-presented for the combined presentation of revenues and expenses from the System Fund with reimbursable revenue and expenses as discussed in the 2023 Annual Report and Form 20-F.

There are no changes in the Group's critical judgements, estimates and assumptions from those disclosed in the 2023 Annual Report and Form 20-F.

Going concern

A period of 18 months has been used, from 1 July 2024 to 31 December 2025, to complete the going concern assessment.

In adopting the going concern basis for preparing the condensed interim financial statements, the Directors have considered a 'Base Case' scenario, as prepared by management, which assumes continued growth in RevPAR in 2024 and 2025 in line with market expectations. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/09 global financial crisis. This assumes that trading performance during the second half of 2024 starts to worsen and then RevPAR decreases significantly by 17% in 2025.

A large number of the Group's principal risks would result in an impact on RevPAR, which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

The final one-year extension to the Group's revolving credit facility of $1,350m was exercised in April 2024 and the facility now matures in 2029. The Group's key covenant requires net debt:EBITDA below 4.0x. See note 10 for additional information. There are two bond maturities in the period under consideration, the €500m 1.625% bond in October 2024 and the £300m 3.75% bond in August 2025. The base case assumes new funding is completed in 2024 and 2025 for refinancing purposes, however no additional funding is assumed in the severe downside scenario.

Under the Base Case and Severe Downside Case, bank covenants are not breached. Under the Severe Downside Case, there is limited headroom to the bank covenants to absorb multiple additional risks and uncertainties. However the Directors reviewed a number of actions to reduce discretionary spend, creating substantial additional headroom. After these actions are taken, there is significant headroom to the bank covenants to absorb further risks. If the maturing bonds were not refinanced, the Group would still have substantial levels of liquidity available after additional actions are taken (over $800m at 31 December 2025) in the Severe Downside Case.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded the outcome of this reverse stress test shows that it is very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required, except for a significant global event.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2025. Accordingly, they continue to adopt the going concern basis in preparing these condensed interim financial statements.

2. Exchange rates

	30 June 2024 Average	30 June 2024 Closing	30 June 2023 Average	31 December 2023 Closing
$1 equivalent				
Sterling	£0.79	£0.79	£0.81	£0.78
Euro	€0.92	€0.93	€0.93	€0.90

3. Segmental information

Revenue	2024 6 months ended 30 June $m	2023 6 months ended 30 June Re-presented* $m
Americas	561	537
EMEAA	347	309
Greater China	77	74
Central	123	111
Revenue from reportable segments	**1,108**	**1,031**
System Fund and reimbursable revenues	1,214	1,195
Total revenue	**2,322**	**2,226**

  * Re-presented to combine System Fund and reimbursable revenues (see note 1).

Profit	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Americas	413	394
EMEAA	119	89
Greater China	43	43
Central	(40)	(47)
Operating profit from reportable segments	**535**	**479**
System Fund and reimbursable result	(10)	87
Operating exceptional items (note 5)	-	18
Operating profit	**525**	**584**
Net financial expenses	(52)	(16)
Fair value losses on contingent purchase consideration	(1)	(1)
Profit before tax	**472**	**567**

4. Revenue

6 months ended 30 June 2024

	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	471	128	58	-	657
Incentive management fees	7	55	19	-	81
Central fee revenue	-	-	-	112	112
Revenue from fee business	478	183	77	112	850
Revenue from owned, leased and managed lease hotels	83	164	-	-	247
Revenue from insurance activities	-	-	-	11	11
	561	347	77	123	1,108
System Fund revenues					739
Reimbursable revenues					475
Total revenue					**2,322**

6 months ended 30 June 2023

	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	456	118	51	-	625
Incentive management fees	7	43	23	-	73
Central fee revenue	-	-	-	101	101
Revenue from fee business	463	161	74	101	799
Revenue from owned, leased and managed lease hotels	74	148	-	-	222
Revenue from insurance activities	-	-	-	10	10
	537	309	74	111	1,031
System Fund revenues					749
Reimbursable revenues					446
Total revenue					**2,226**

5. Exceptional items

	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Share of profits of associates and joint ventures	-	18
Operating exceptional items	-	18
Tax on exceptional items	-	(4)
Tax	-	(4)

Share of profits of associate and joint ventures

As part of an agreed settlement of the 2021 Americas commercial dispute in relation to the InterContinental New York Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group's current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group's investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. The value of the liability was linked to the value of the hotel; increases in the property value are attributed first to the Group and are reflected as a reduction of the liability until it is reduced to $nil.

In 2023, the increase in fair value of the hotel (according to pricing opinions provided by a professional external valuer) resulted in a full reversal of the liability but no further trigger for reversal of previous impairment charges.

The gain was presented as exceptional by reason of its size, the nature of the agreement and for consistency with the associated charges in 2022 and 2021.

6.   Tax

	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Current tax	140	118
Deferred tax	(15)	(10)
Tax charge	**125**	**108**
Further analysed as:		
UK tax	14	2
Foreign tax	111	106
	125	108

The deferred tax asset comprises $101m (31 December 2023: $113m) in the UK and $21m (31 December 2023: $21m) in respect of other territories. The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment, with no significant change to its recovery period than that disclosed within the 2023 Annual Report and Form 20-F.

Tax has been calculated by first applying a blended effective tax rate of 27% (2023: 25%) to the Group's full year forecast profits excluding those in respect of the System Fund, exceptional items, foreign exchange gains and losses, and movements in contingent consideration. Added to this are any taxes arising in respect of the actual results of the System Fund, exceptional items, foreign exchange gains and losses and movements in contingent consideration.

The blended effective rate applied to the Group's full year forecast profits represents the weighting of the annual effective tax rates of the Group's key territories using corporate income tax rates and laws substantively enacted at 30 June 2024 to provide the best estimate for the full financial year. It is higher than the UK Corporation Tax rate of 25% due to the impact of unrelieved foreign taxes and other non-deductible expenses. Included in the tax charge for the six months ended 30 June 2023 was a non-recurring deferred tax credit of $9m in respect of a law change in the Middle East.

7.   Dividends and shareholder returns

	2024 6 months ended 30 June cents per share	2024 6 months ended 30 June $m	2023 6 months ended 30 June cents per share	2023 6 months ended 30 June $m
Paid during the period	104	172	94.5	166
Declared for the interim period	53.2	85	48.3	81

Following the $750m share buyback programme completed in 2023, in February 2024 the Board approved a further $800m share buyback programme to be completed in 2024. The Company's authority to repurchase shares was renewed by the shareholders at the Annual General Meeting held on 3 May 2024.

In the six months to 30 June 2024, 3.7m shares were repurchased for total consideration of $373m, plus $2m transaction costs. Of this amount, $8m was accrued at 30 June 2024. Total liabilities of $81m, reflecting the unavoidable contractual cost of shares to be repurchased at 30 June 2024, are recognised within current trade and other payables.

8. Earnings per ordinary share

	2024 6 months ended 30 June	2023 6 months ended 30 June
Basic earnings per ordinary share		
Profit available for equity holders ($m)	347	459
Basic weighted average number of ordinary shares (millions)	163.3	173.0
Basic earnings per ordinary share (cents)	**212.5**	**265.3**
Diluted earnings per ordinary share		
Profit available for equity holders ($m)	347	459
Diluted weighted average number of ordinary shares (millions)	164.9	174.0
Diluted earnings per ordinary share (cents)	**210.4**	**263.8**

Diluted weighted average number of ordinary shares is calculated as:

Basic weighted average number of ordinary shares (millions)	163.3	173.0
Dilutive potential ordinary shares (millions)	1.6	1.0
	164.9	174.0

9. Reconciliation of profit for the period to cash flow from operations

	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Profit for the period	**347**	**459**
Adjustments for:		
Net financial expenses	52	16
Fair value losses on contingent purchase consideration	1	1
Income tax charge	125	108
Operating profit adjustments:		
Impairment losses on financial assets	8	2
Other operating exceptional items	-	(18)
Depreciation and amortisation	32	34
	40	18
Contract assets deduction in revenue	16	18
Share-based payments cost	21	16
Share of profits of associates and joint ventures (before exceptional items)	(2)	(5)
	35	29
System Fund adjustments:		
Depreciation and amortisation	40	43
Impairment loss/(reversal) on financial assets	8	(1)
Share-based payments cost	13	9
Share of losses of associates	1	2
	62	53
Working capital and other adjustments:		
Increase in deferred revenue	104	115
Changes in working capital	(348)	(282)
	(244)	(167)
Cash flows relating to exceptional items	10	-
Contract acquisition costs, net of repayments	(94)	(64)
Total adjustments	(13)	(6)
Cash flow from operations	**334**	**453**

10. Net debt

	2024 30 June $m	2023 31 December $m
Cash and cash equivalents	851	1,322
Loans and other borrowings – current	(595)	(599)
Loans and other borrowings – non-current	(2,547)	(2,567)
Lease liabilities – current	(29)	(30)
Lease liabilities – non-current	(406)	(396)
Principal amounts payable/receivable on maturity of derivative financial instruments	(56)	(2)
Net debt*	**(2,782)**	**(2,272)**

* See 'Key performance measures and non-GAAP measures' section in the interim management report.

In the Group statement of cash flows, cash and cash equivalents is presented net of $54m bank overdrafts (31 December 2023: $44m, 30 June 2023: $69m). Cash and cash equivalents includes $20m (31 December 2023: $56m, 30 June 2023: $21m) with restrictions on use.

Revolving Credit Facility (RCF)

The RCF was undrawn at 30 June 2024.

The RCF contains two financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) and a leverage ratio (Covenant net debt: Covenant EBITDA). These are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio above 3.5:1 and the leverage covenant requires a ratio below 4.0:1.

	2024 30 June	2023 31 December
Covenant EBITDA ($m)	1,140	1,086
Covenant net debt ($m)	2,802	2,328
Covenant interest payable ($m)	103	88
Leverage	2.46	2.14
Interest cover	11.07	12.34

11. Movement in net debt

	2024 6 months ended 30 June $m	2023 6 months ended 30 June $m
Net decrease in cash and cash equivalents, net of overdrafts	(461)	(288)
Add back financing cash flows in respect of other components of net debt:		
Principal element of lease payments	16	15
Increase in net debt arising from cash flows	(445)	(273)
Other movements:		
Lease liabilities	(27)	(14)
Increase in accrued interest	(33)	(18)
Exchange and other adjustments	(5)	(114)
Increase in net debt	**(510)**	**(419)**
Net debt at beginning of the period	(2,272)	(1,851)
Net debt* at end of the period	**(2,782)**	**(2,270)**

* See 'Key performance measures and non-GAAP measures' section in the interim management report.

12. Financial instruments

a) Fair value hierarchy

The following table provides the carrying value (which is equal to the fair value) and position in the fair value measurement hierarchy of the Group's financial assets and liabilities measured and recognised at fair value on a recurring basis.

	Value			
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets				
Equity securities and loans*	-	-	129	129
Derivative financial instruments	-	11	-	11
Money market funds**	213	-	-	213
Deferred compensation plan investments	276	-	-	276
Financial liabilities				
Derivative financial instruments	-	(55)	-	(55)
Contingent purchase consideration***	-	-	(70)	(70)
Deferred compensation plan liabilities	(276)	-	-	(276)

* Included in 'other financial assets'.
** Included in 'other financial assets' and 'cash and cash equivalents'.
*** Included in 'trade and other payables'.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into or out of Level 3.

b) Valuation techniques

The valuation techniques and types of input applied by the Group for the six months ended 30 June 2024 are consistent with those disclosed within the 2023 Annual Report and Form 20-F. Changes in reported amounts are primarily caused by payments made and received, changes in market inputs (such as discount rates) and the impact of the time value of money.

Equity securities

The significant unobservable inputs used to determine the fair value of unquoted equity securities are RevPAR growth, pre-tax discount rate (which ranged from 6.4% to 10.0%) and a non-marketability factor (which ranged from 20% to 30%).

There is no material sensitivity arising from changes in assumptions.

Contingent purchase consideration

Principally comprises the present value of the expected amounts payable on exercise of put and call options to acquire the remaining 49% shareholding in Regent.

The significant unobservable inputs are the projected trailing revenues and the date of exercising the options. These assumptions are unchanged from those set out in the 2023 Annual Report and Form 20-F. If the annual trailing revenues were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised would increase by $7m. If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m.

c) Reconciliation of financial instruments classified as Level 3

	Other financial assets $m	Contingent purchase consideration $m
At 1 January 2024	110	(69)
Additions	20	-
Unrealised changes in fair value	(1)	(1)
At 30 June 2024	**129**	**(70)**

Other financial assets measured at fair value comprise investments in common and preferred equity securities and loan assets. Common equity investments are classified as fair value through other comprehensive income (FVOCI) with fair value changes recognised in the Group statement of comprehensive income. Where loans and preferred equity securities do not meet the criteria to be measured at amortised cost, they are measured at fair value through profit or loss (FVTPL) with fair value changes recognised in the Group income statement.

Changes in the fair value of contingent purchase consideration are recognised within fair value losses on contingent purchase consideration in the Group income statement.

d) Fair value of other financial instruments

The Group also holds a number of financial instruments which are not measured at fair value in the Group statement of financial position. With the exception of the Group's bonds, their fair values are not materially different to their carrying amounts, since the interest receivable or payable is either close to current market rates or the instruments are short-term in nature. The Group's bonds, which are classified as Level 1 fair value measurements, have a carrying value of $3,088m and a fair value of $2,962m.

The Group did not measure any financial assets or liabilities at fair value on a non-recurring basis at 30 June 2024.

13.   Commitments, contingencies and guarantees

At 30 June 2024, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $12m (31 December 2023: $10m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group's financial position or profitability.

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. At 30 June 2024, there were guarantees of up to $31m in place (31 December 2023: $50m).

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Our conclusion

We have reviewed InterContinental Hotels Group PLC's condensed consolidated interim financial statements (the "interim financial statements") in the Half Year Results of InterContinental Hotels Group PLC for the 6 month period ended 30 June 2024 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

The interim financial statements comprise:

- the group statement of financial position as at 30 June 2024;
- the group income statement and the group statement of comprehensive income for the period then ended;
- the group statement of cash flows for the period then ended;
- the group statement of changes in equity for the period then ended; and
- the explanatory notes to the interim financial statements.

The interim financial statements included in the Half Year Results of InterContinental Hotels Group PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

RESPONSIBILITIES FOR THE INTERIM FINANCIAL STATEMENTS AND THE REVIEW

Our responsibilities and those of the Directors

The Half Year Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Half Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the Half Year Results, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half Year Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

Birmingham

5 August 2024